Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise stated)

Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements of Equinox Gold Corp. and its subsidiaries (“Equinox Gold” or the “Company”) and all the information in the annual report are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements are not exact since they include certain amounts that have been calculated based on estimates and judgements. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.
Equinox Gold maintains systems of internal accounting and administrative controls to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. The Company’s internal control over financial reporting as of December 31, 2023, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee (“Committee”).
The Committee is appointed by the Board of Directors, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over financial reporting, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual consolidated financial statements, management’s discussion and analysis and the external auditors’ reports. The Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the Company’s shareholders. The Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.
The consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the Company’s shareholders. KPMG LLP has full and free access to the Committee.

/s/ Greg Smith	/s/ Peter Hardie

Greg Smith	Peter Hardie
Chief Executive Officer	Chief Financial Officer

February 21, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Equinox Gold Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Equinox Gold Corp. and its subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in equity for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 21, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of indicators of impairment of mineral properties, plant and equipment

As discussed in Note 9 to the consolidated financial statements, the carrying value of mineral properties, plant and equipment as of December 31, 2023 was $3,225,213 thousand. As discussed in Notes 3(e)(i) and 4(a)(iv), the carrying amounts of the Company’s mineral properties, plant and equipment are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. Judgment is applied in assessing whether certain facts and circumstances are indicators of impairment, and accordingly, require an impairment test to be performed. The Company considers both external and internal sources of information in assessing whether there are any indicators that its assets or Cash Generating Units may be impaired. The primary external factors considered are changes in estimated long-term metal prices, changes in laws and regulations and the Company’s market capitalization relative to its net asset carrying amount. The primary internal factors considered are the Company’s current mine performance against expectations, changes in mineral reserves and resources, LOM plans and exploration results.

We identified the evaluation of indicators of impairment of mineral properties, plant and equipment as a critical audit matter. Assessing the Company’s determination of whether various external and internal factors, individually and in aggregate, result in impairment indicators involved the application of significant auditor judgment. Specifically, significant judgment was required to assess the difference between the Company’s market capitalization and the carrying value of its net assets.

The following are the primary procedures performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s impairment indicator assessment process. This included a control over the Company’s assessment of the difference between its market capitalization and the carrying value of its net assets. We analyzed the components of the Company’s market capitalization reconciliation to net assets. We involved valuation professionals with specialized skills and industry knowledge, who assisted in evaluating the difference between the Company’s market capitalization and the carrying value of its net assets by reviewing market available information.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2016.

Vancouver, Canada
February 21, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Equinox Gold Corp.

Opinion on Internal Control Over Financial Reporting

We have audited Equinox Gold Corp.’s (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in equity for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 21, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Discussion Analysis under the heading “Management’s Report on Internal Controls Over Financial Reporting and Disclosure Controls and Procedures”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
February 21, 2024

Consolidated Statements of Financial Position
At December 31, 2023 and 2022
(Expressed in thousands of United States dollars)

	Note	2023	2022
Assets
Current assets
Cash and cash equivalents		$191,995	$200,769
Marketable securities	6	92,666	36,867
Trade and other receivables	7	82,307	76,103
Inventories	8	412,005	265,105
Derivative assets	16(a)	17,700	36,218
Prepaid expenses and other current assets		37,285	40,033
		833,958	655,095
Non-current assets
Restricted cash		15,322	14,511
Inventories	8	200,368	148,141
Mineral properties, plant and equipment	9	3,225,213	2,840,499
Investments in associates	10	29,263	150,834
Other non-current assets	11	46,253	47,317
Total assets		$4,350,377	$3,856,397

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	12	$246,522	$239,808
Current portion of loans and borrowings	13	138,604	—
Current portion of deferred revenue	14	39,598	—
Current portion of derivative liabilities	16(b)	8,829	1,899
Other current liabilities	15,17(a),18(b)	46,048	30,017
		479,601	271,724
Non-current liabilities
Loans and borrowings	13	786,376	828,024
Deferred revenue	14	194,535	—
Reclamation and closure cost provisions	15	120,083	95,514
Derivative liabilities	16(b)	11,082	8,806
Deferred income tax liabilities	3(n)(i),25	244,704	262,022
Other non-current liabilities	17	71,535	38,527
Total liabilities		1,907,916	1,504,617
Shareholders’ equity
Common shares	19(b)	2,085,565	2,035,974
Reserves	20	79,077	41,620
Accumulated other comprehensive loss		(70,730)	(52,076)
Retained earnings	3(n)(i)	348,549	326,262
Total equity		2,442,461	2,351,780
Total liabilities and equity		$4,350,377	$3,856,397
Commitments and contingencies (notes 9(d), 16(b)(iii), 31(b) and 33)
Subsequent events (notes 16(b)(i) and 19(b))
The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors

“Ross Beaty”	“Lenard Boggio”
Director	Director

Consolidated Statements of Income (Loss)
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, except share and per share amounts)

	Note	2023	2022
Revenue	21	$1,088,191	$952,196
Cost of sales
Operating expense	22	(764,232)	(680,054)
Depreciation and depletion		(214,975)	(187,172)
		(979,207)	(867,226)
Income from mine operations		108,984	84,970

Care and maintenance expense		(1,431)	(9,473)
Exploration and evaluation expense		(11,690)	(18,423)
General and administration expense	23	(46,243)	(46,682)
Income from operations		49,620	10,392

Finance expense		(60,201)	(40,352)
Finance income		11,689	5,611
Share of net loss of associates	10	(17,465)	(6,178)
Other income (expense)	24	31,125	(67,880)
Income (loss) before taxes		14,768	(98,407)

Income tax recovery (expense)	25	14,116	(7,620)
Net income (loss)		$28,884	$(106,027)

Net income (loss) per share
Basic	26	$0.09	$(0.35)
Diluted	26	$0.09	$(0.35)
Weighted average shares outstanding
Basic	26	312,765,516	304,001,631
Diluted	26	316,302,864	304,001,631

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars)

	Note	2023	2022
Net income (loss)		$28,884	$(106,027)
Other comprehensive loss
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation		21,200	(31,335)
Reclassification of cumulative foreign currency translation gain relating to Mercedes to net loss	5(a)	—	(1,601)
Items that will not be reclassified subsequently to net income or loss:
Net decrease in fair value of marketable securities and other investments in equity instruments	6(d),11(b)	(46,359)	(134,226)
Income tax (expense) recovery relating to change in fair value of marketable securities and other investments in equity instruments		(92)	17,149
		(25,251)	(150,013)
Total comprehensive income (loss)		$3,633	$(256,040)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars)

	Note	2023	2022
Cash provided by (used in):
Operating activities
Net income (loss) for the year		$28,884	$(106,027)
Adjustments for:
Depreciation and depletion		216,121	188,837
Finance expense		60,201	40,352
Share of net loss of associates		17,465	6,178
Change in fair value of derivatives	24	(31,563)	53,834
Settlements of derivatives	16(a)(i),(b)(i)	33,651	(31,837)
Net gain on sale of partial interest and reclassification of investment in i-80 Gold Corp. (“i-80 Gold”)	24	(34,467)	—
Expected credit losses and write-offs	24	13,802	446
Unrealized foreign exchange loss		9,439	12,612
Net loss on disposals and write-downs of assets	24	328	12,232
Income tax (recovery) expense	25	(14,116)	7,620
Income taxes paid		(13,567)	(22,124)
Prepayments from gold sale contracts	14	225,000	—
Other		16,272	(17,830)
Operating cash flow before changes in non-cash working capital		527,450	144,293
Changes in non-cash working capital	29	(168,987)	(87,820)
		358,463	56,473
Investing activities
Expenditures on mineral properties, plant and equipment		(523,298)	(557,074)
Purchases of marketable securities	6(a),16(a)(ii)	(8,927)	(7,421)
Proceeds from dispositions of marketable securities	6(c)	53,359	92,021
Net proceeds from sale of partial interest in i-80 Gold	10(b)	22,846	—
Investment in associate	10(a)	—	(3,343)
Net proceeds on disposals of assets	5(a),(b)	—	53,245
Other		(6,654)	3,570
		(462,674)	(419,002)
Financing activities
Draw down on revolving credit facility	13(a)	253,667	299,800
Proceeds from issuance of convertible notes	13(b)	172,500	—
Repayment of loans and borrowings	13	(293,000)	(13,333)
Interest paid	13	(64,824)	(33,590)
Lease payments	18(b)	(34,720)	(23,849)
Net proceeds from issuance of shares	19(b)	40,769	7,219
Proceeds from exercise of warrants and stock options	19(b)	3,465	11,488
Proceeds from other financing activities	17(a)	23,131	9,600
Transaction costs and other		(8,490)	(3,024)
		92,498	254,311
Effect of foreign exchange on cash and cash equivalents		2,939	(1,086)
Decrease in cash and cash equivalents		(8,774)	(109,304)
Cash and cash equivalents – beginning of year		200,769	310,073
Cash and cash equivalents – end of year		$191,995	$200,769

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, except for share amounts)

		Common Shares
	Note	Number	Amount	Reserves (note 20)	Accumulated other comprehensive (loss) income	Retained earnings	Total
Balance – December 31, 2021		301,324,604	$2,006,777	$47,038	$84,939	$446,591	$2,585,345
Adjustment on initial application of IAS 12 amendments	3(n)(i)	—	—	—	—	(1,304)	(1,304)
Balance – January 1, 2022	3(n)(i)	301,324,604	2,006,777	47,038	84,939	445,287	2,584,041
Shares issued in public offerings	19(b)	2,281,402	7,995	—	—	—	7,995
Shares issued on exercise of warrants and stock options, and settlement of restricted share units	19(b)	3,759,582	21,978	(9,887)	—	—	12,091
Share-based compensation	19(d)	—	—	4,469	—	—	4,469
Share issue costs	19(b)	—	(776)	—	—	—	(776)
Dispositions of marketable securities	6(c)	—	—	—	12,998	(12,998)	—
Net loss and total comprehensive loss		—	—	—	(150,013)	(106,027)	(256,040)
Adjusted balance – December 31, 2022	3(n)(i)	307,365,588	2,035,974	41,620	(52,076)	326,262	2,351,780
Equity component of convertible notes issued	13(b)	—	—	31,688	—	—	31,688
Shares issued in public offerings	19(b)	9,338,158	41,825	—	—	—	41,825
Shares issued on exercise of warrants and stock options, and settlement of restricted share units	19(b)	1,310,115	8,822	(3,896)	—	—	4,926
Share-based compensation	19(d)	—	—	9,665	—	—	9,665
Share issue costs	19(b)	—	(1,056)	—	—	—	(1,056)
Dispositions of marketable securities	6(c)	—	—	—	6,597	(6,597)	—
Net income and total comprehensive income		—	—	—	(25,251)	28,884	3,633
Balance – December 31, 2023		318,013,861	$2,085,565	$79,077	$(70,730)	$348,549	$2,442,461
The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

1.    NATURE OF OPERATIONS
Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company’s corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.
All of the Company’s principal properties are located in the Americas. The Company’s principal properties and material subsidiaries are wholly owned except for Greenstone Gold Mines LP, which is a joint operation that owns the Greenstone development project in which the Company has a 60% interest. Details of the Company’s principal properties, material subsidiaries and joint operation are as follows:

	Location	Principal property	Principal activity	Ownership interest
Subsidiary
Western Mesquite Mines, Inc.	USA	Mesquite Mine (“Mesquite”)	Production	100%
Castle Mountain Venture	USA	Castle Mountain Mine (“Castle Mountain”)	Production	100%
Desarrollos Mineros San Luis S.A. de C.V.	Mexico	Los Filos Mine Complex (“Los Filos”)	Production	100%
Mineração Aurizona S.A.	Brazil	Aurizona Mine (“Aurizona”)	Production	100%
Fazenda Brasileiro Desenvolvimento Mineral Ltda	Brazil	Fazenda Mine (“Fazenda”)	Production	100%
Mineração Riacho Dos Machados Ltda	Brazil	RDM Mine (“RDM”)	Production	100%
Santa Luz Desenvolvimento Mineral Ltda	Brazil	Santa Luz Mine (“Santa Luz”)	Production	100%
Joint operation
Greenstone Gold Mines LP	Canada	Greenstone Project (“Greenstone”)	Development	60%
On April 21, 2022, the Company completed the sale of its Mercedes Mine in Mexico (“Mercedes”) (note 5(a)). The results of operations of Mercedes are included in these consolidated financial statements until April 21, 2022, the date of disposition.
2.    BASIS OF PREPARATION
(a)Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved and authorized for issuance by the Board of Directors on February 21, 2024.
(b)Basis of consolidation
(i)Subsidiaries
The Company’s consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control is defined as Equinox Gold having power over the entity, exposure or rights to variable returns from its involvement with the entity, and the ability to use its power over the entity to affect the amount of returns. The financial statements of a subsidiary are included in the Company’s consolidated financial statements from the date the Company obtains control of the entity until the date the Company loses control of the entity.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

2.    BASIS OF PREPARATION (CONTINUED)
(b)Basis of consolidation (continued)
(ii)Investments in associates
The Company’s investments in Sandbox Royalties Corp. (“Sandbox”), and in i-80 Gold until March 31, 2023 (note 10(b)), are accounted for as investments in associates.
An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee, unless it can be clearly demonstrated that the Company does not have significant influence. Investments in entities in which the Company owns less than a 20% interest are accounted for as marketable securities or other investments in equity instruments unless it can be clearly demonstrated that significant influence exists based on the Company’s contractual rights and other factors.
The Company accounts for an investment in associate using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net income or loss and other comprehensive income or loss (“OCI”) of the associate, and for impairment losses after the initial recognition date. The Company’s share of income or loss and OCI of the associate is recognized in net income or loss and OCI, respectively, during each reporting period.
When an investee ceases to be an associate, the Company discontinues the use of the equity method to account for its investment. When the Company retains an interest in the former associate, the Company accounts for the interest as a marketable security or other investment in equity instrument and a gain or loss is recognized in net income or loss for the difference between: (i) the fair value of any retained interest and any proceeds from disposing of a partial interest in the associate; and (ii) the carrying amount of the investment at the date the use of the equity method was discontinued.
(iii)Joint operation
The Company’s consolidated financial statements include the Company’s 60% interest in the Greenstone joint operation. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists when decisions about the activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control. The Company proportionately consolidates its share of Greenstone’s assets, liabilities, revenues and expenses.
(c)Presentation currency
Except as otherwise noted, these consolidated financial statements are presented in United States dollars (“$”, “US dollars” or “USD”). All references to C$ are to Canadian dollars (“CAD”).
(d)Functional currency
The functional currency of the Company and its subsidiaries is the US dollar. The functional currency of the Company’s joint operation, Greenstone, is the Canadian dollar.
3.    MATERIAL ACCOUNTING POLICIES
(a)Foreign currency
(i)Foreign currency transactions
Transactions in foreign currencies are initially recognized in the functional currency by applying the exchange rates prevailing at the date of the transaction. At the end of each reporting period: (i) monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the date of the statement of financial position; and (ii) non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate at the date of the transaction, unless the item is measured at fair value, in which case it is translated at the exchange rate in effect at the date when the fair value was determined. Foreign exchange gains and losses are recognized in net income or loss, except for foreign exchange gains and losses relating to financial assets measured at fair value through OCI (“FVOCI”) which are recognized in OCI. Foreign exchange gains and losses are reported on a net basis within other income or expense.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(a)Foreign currency (continued)
(ii)Foreign currency translation
The Company translates the results and financial position of Greenstone, which has a Canadian dollar functional currency, into the US dollar presentation currency using the following procedures:
•Assets and liabilities are translated at the exchange rate prevailing at the date of the statement of financial position;
•Revenues and expenses are translated at the exchange rates on the dates of the transactions, or at exchange rates that approximate the actual exchange rates, for example, the average exchange rate for the period; and
•Exchange gains and losses on translation are recognized in OCI.
(b)Inventories
Stockpiled ore, heap leach ore, work-in-process and finished goods inventories are measured at the lower of weighted average cost and net realizable value (“NRV”). Costs include the cost of direct labour and materials, mine-site overhead expenses and depreciation and depletion of related mineral properties, plant and equipment. NRV is calculated as the estimated price at the time of expected sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and selling costs.
Stockpiled ore inventories represent ore that has been extracted from the mine and is available for further processing. The costs included in stockpiled ore inventories are based on mining costs incurred up to the point of stockpiling the ore and are removed at the weighted average cost as ore is processed.
Heap leach ore inventories represent ore that is being processed through heap leaching. Costs are added to heap leach ore inventories based on mining and leaching costs incurred. Costs are removed from heap leach ore inventories as ounces of recoverable gold are transferred to the plant for further processing based on the average cost per recoverable ounce on the leach pads.
Work-in-process inventories represent ore that is in the process of being converted into finished goods, other than by heap leaching. The costs included in work-in-process inventories represent the weighted average mining cost of ore being processed and the processing costs incurred prior to the refining process.
The average cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.
Supplies inventories include the costs of consumables, including freight, to be used in operations and is measured at the lower of average cost and NRV, with replacement costs being the typical measure of NRV.
Write-downs of inventories to NRV are included in operating expense in the period of the write-down. A write-down of inventories is reversed in a subsequent period if there is a subsequent increase in the NRV of the related inventories.
(c)Mineral properties, plant and equipment
(i)Mineral properties and construction-in-progress
Mineral properties and construction-in-progress include:
•Costs of acquiring producing and development stage mineral properties;
•Costs reclassified from exploration and evaluation assets;
•Capitalized development costs;
•Construction costs;
•Deferred stripping costs;
•Estimates of reclamation and closure costs; and
•Borrowing costs incurred that are attributable to qualifying mineral properties.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(c)Mineral properties, plant and equipment (continued)
(i)Mineral properties and construction-in-progress (continued)
Development costs are those expenditures incurred subsequent to the establishment of economic recoverability, technical feasibility and commercial viability, and after receipt of approval for project expenditures from the Board of Directors. Development and construction costs are capitalized to construction-in-progress until the mine reaches commercial production, at which point the capitalized development and construction costs are reclassified to mineral properties or plant and equipment. Commercial production is the point at which a mine is capable of operating in the manner intended by the Company’s management.
During the production phase of an underground mine, mine development costs incurred to maintain current production are included in operating expense. These costs include the development and access (tunneling) costs of production drifts to develop the ore body in the current production cycle. Development costs incurred to build new shafts, declines and ramps that enable permanent access to underground ore are capitalized.
During the production phase of an open-pit mine, stripping costs incurred, including depreciation of related plant and equipment, that provide improved access to ore that will be produced in future periods and that would not have otherwise been accessible are capitalized as deferred stripping assets. Deferred stripping assets are recognized and included as part of the carrying amount of the related mineral property when the following three criteria are met:
•It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the Company;
•The Company can identify the component of the ore body for which access has been improved; and
•The costs relating to the stripping activity associated with that component can be measured reliably.
Capitalized stripping costs are depleted using the units-of-production method over the reserves that directly benefit from the specific stripping activity. Costs incurred for regular waste removal that do not give rise to future economic benefits are included in operating expense.
Mineral properties are carried at cost less accumulated depletion and accumulated impairment losses. Mineral properties are depleted using the units-of-production method over the estimated recoverable ounces, which is the estimated total ounces to be extracted in current and future periods based on proven and probable reserves and, in the case of certain underground mines, certain measured and indicated resources.
(ii)Exploration and evaluation assets
Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes exploratory drilling and sampling, surveying transportation and infrastructure requirements, and gathering exploration data through geophysical studies.
The Company capitalizes direct costs of acquiring resource property interests as exploration and evaluation assets. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.
Exploration and evaluation costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contains proven and probable reserves are expensed as incurred up to the date of establishing that the project is technically feasible and commercially viable, and upon receipt of approval for project expenditures from the Board of Directors. When approval for project expenditures is received, the related capitalized acquisition costs are assessed for impairment and reclassified to mineral properties. If no economically viable ore body is discovered, previously capitalized acquisition costs are expensed in the period that the project is determined to be uneconomical or abandoned.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(c)Mineral properties, plant and equipment (continued)
(iii)Plant and equipment
Plant and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of plant and equipment consists of the purchase price, costs directly attributable to bringing the asset to the location and condition necessary for its intended use and, where applicable, borrowing costs.
The carrying amounts of plant and equipment are depreciated to the residual values, if any, using either the straight-line method over the shorter of the estimated useful life of the asset or the life of mine (“LOM”) or the units-of-production method over the estimated recoverable ounces.
For right-of-use assets that do not include the exercise price of a purchase option in the measurement of the assets, the depreciation period represents the period from lease commencement date to the earlier of the useful life of the underlying asset or the end of the lease term. For right-of-use assets that include the exercise price of a purchase option that the Company is reasonably certain to exercise in the measurement of the assets, the depreciation period is the period from lease commencement date to the end of the useful life of the underlying asset.
The useful lives of plant and equipment are reviewed annually and, if required, adjusted prospectively.
(d)Financial instruments
(i)Recognition and measurement
Financial assets and financial liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument. On initial recognition, financial assets and financial liabilities are measured at fair value. Directly attributable transaction costs associated with financial assets and financial liabilities measured at fair value through profit or loss (“FVTPL”) are expensed as incurred, while directly attributable transaction costs associated with all other financial assets and financial liabilities are included in the initial carrying amount of the asset or liability, respectively.
Subsequent to initial recognition, financial assets and financial liabilities are classified and measured as follows:
Financial assets and financial liabilities at amortized cost
Financial assets are classified as and subsequently measured at amortized cost if both of the following criteria are met: (i) the objective of the Company’s business model for managing the financial assets is to collect their contractual cash flows; and (ii) the financial assets’ contractual cash flows represent solely payments of principal and interest on the principal amount outstanding (“SPPI”).
The Company’s financial assets that are classified as and subsequently measured at amortized cost are as follows: cash and cash equivalents, restricted cash, trade receivables, receivables from asset sales, and other current and non-current receivables. Accounts payable and accrued liabilities, loans and borrowings and other financial liabilities are classified as and subsequently measured at amortized cost.
For financial assets, the amortized cost includes an adjustment for credit loss allowance, if applicable.
Derivative assets and liabilities at FVTPL
A derivative is defined as having the following characteristics:
•Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract;
•It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and
•It is settled at a future date.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(d)Financial instruments (continued)
(i)Recognition and measurement (continued)
Derivative assets and liabilities at FVTPL (continued)
A derivative, other than a derivative that meets the definition of an equity instrument, is initially recognized as a financial asset or financial liability at its fair value on the date the derivative contract is entered into and the related transaction costs are expensed. The fair values of derivatives are remeasured at the end of each reporting period with changes in fair values recognized in net income or loss.
A derivative that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash in terms of its functional currency or another financial asset is classified and presented as an equity instrument, rather than a financial liability.
Non-derivative financial assets at FVTPL
Non-derivative financial assets are classified and subsequently measured at FVTPL, with changes in fair value recognized in net income or loss, if they are not held within a business model whose objective includes collecting the financial assets’ contractual cash flows or the contractual cash flows of the financial assets do not represent SPPI.
The Company’s marketable securities, other than those that the Company has elected to measure at FVOCI, and convertible note receivable, are classified as and subsequently measured at FVTPL.
Equity investments at FVOCI
At initial recognition, the Company may irrevocably elect to classify investments in equity instruments as investments measured at FVOCI (on an individual instrument basis) and present subsequent changes in the fair value of these investments in OCI. This election is not permitted on investments in equity instruments that are held for trading. The cumulative gain or loss recognized in OCI is reclassified to retained earnings or deficit upon disposition of the investment in equity instrument.
The Company has elected to measure certain of its investments in equity instruments that it intends to hold for strategic purposes at FVOCI and present subsequent changes in the fair value of the investments in OCI.
Compound financial instruments
The Company’s convertible notes issued are compound financial instruments consisting of a financial liability component, and a conversion option that converts the liability into a fixed number of the Company’s common shares at the holder’s option and is classified as equity.
On initial recognition, the financial liability component is measured at fair value, calculated as the present value of the contractual principal and interest payments over the term of the instrument. The equity component is measured at the residual amount, calculated as the difference between the fair value of the compound financial instrument as a whole and fair value of the financial liability component. Directly attributable transaction costs are allocated to the financial liability and equity components in proportion to their initial carrying amounts.
The financial liability component is subsequently measured at amortized cost. The equity component is not subsequently remeasured. Upon conversion of a convertible note, the carrying amount of the financial liability is reclassified to equity with no gain or loss recognized.
(ii)Modification of contractual cash flows
An exchange of financial instruments with substantially different terms or a substantial modification of the terms of a financial instrument is accounted for as a derecognition of the existing financial instrument and the recognition of a new financial instrument. For financial liabilities, terms are considered substantially different when the present value of contractual cash flows under the new terms discounted using the original effective interest rate (“EIR”) is at least 10 per cent different from the present value of the remaining contractual cash flows under the original terms.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(d)Financial instruments (continued)
(ii)Modification of contractual cash flows (continued)
For financial assets, the Company performs a quantitative and qualitative evaluation to determine whether a modification of contractual cash flows is considered a substantial modification resulting in derecognition of the existing financial asset and recognition of a new financial asset. Terms are considered substantially modified when the present value of expected cash flows under the new terms discounted using the original EIR is at least 10 per cent different from the present value of the expected cash flows under the original terms, after considering the expected credit losses. When a financial asset has been modified such that the modified financial asset would be classified differently from the original financial asset, which includes a reassessment of whether the SPPI criterion of measuring a financial asset at amortized cost is met, the modification is considered substantial.
When the contractual cash flows of a financial asset or financial liability are renegotiated or otherwise modified and the renegotiation or modification does not result in the derecognition of the financial asset or financial liability, the Company recalculates the gross carrying amount of the financial asset or financial liability and recognizes a modification gain or loss in net income or loss. The gross carrying amount of the financial asset or financial liability is calculated as the present value of the modified contractual cash flows that are discounted at the financial asset or financial liability’s original EIR.
(iii)Contracts to buy or sell a non-financial item
A contract to buy or sell a non-financial item that can be settled net in cash or another financial instrument is accounted for as a derivative financial instrument unless the contract was entered into and continues to be held for the purpose of the receipt or delivery of the non-financial item in accordance with the Company’s expected purchase, sale or usage requirements. The criteria for net settlement in cash or another financial instrument is met when: (a) the terms of the contract permits either party to settle net in cash or another financial instrument; (b) the Company has a practice of settling similar contracts net in cash or another financial instrument; (c) the Company has a practice of taking delivery of the underlying non-financial item and selling it within a short period after delivery for the purpose of generating a profit from short-term fluctuations in price; or (d) the non-financial item is readily convertible to cash.
Effective April 1, 2023, the Company accounts for a power purchase agreement at Santa Luz as a derivative financial instrument.
(e)Impairment
(i)Non-financial assets and investments in associates
The carrying amounts of the Company’s non-financial assets, including mineral properties, plant and equipment, and investments in associates are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.
The recoverable amount of an asset is the higher of its value in use and fair value less costs of disposal (“FVLCOD”). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. FVLCOD is the amount obtainable from the sale of the asset in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. When a binding sale agreement is not available, the FVLCOD is estimated using a discounted cash flow approach with inputs and assumptions consistent with those expected to be used by a market participant. For the purposes of impairment testing, assets are assessed on an individual asset basis when applicable or grouped together into the smallest group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets (the cash generating unit or “CGU”). This generally results in the Company identifying each mine or development project as separate CGUs.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(e)Impairment (continued)
(i)Non-financial assets and investments in associates (continued)
An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of the recoverable amount. An impairment loss is reversed through net income or loss to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation and depletion, if no impairment loss had been recognized.
(ii)Financial assets
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for a financial asset measured at amortized cost is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the credit risk on a financial asset measured at amortized cost, other than a trade receivable, has not increased significantly since initial recognition, the loss allowance for the financial asset is measured at an amount equal to the 12-month expected credit losses. For trade receivables, the Company measures the loss allowance at an amount equal to the lifetime expected credit losses.
For a financial asset that becomes credit-impaired, the Company measures the expected credit losses as the difference between the gross carrying amount of the financial asset and the present value of the estimated future cash flows discounted at the financial asset’s original EIR. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
The Company recognizes the amount of expected credit losses (or reversal) required to adjust the loss allowance to the required amount at each reporting date as an impairment loss (or gain) in net income or loss.
(f)Provisions
A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are calculated based on the expected future cash flows discounted, if material, at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability.
The Company is subject to environmental laws and regulations. A provision for reclamation and closure costs is recognized at the time the legal or constructive obligation first arises, which is generally the time that the environmental disturbance occurs. The provision is calculated as the present value of the expenditures required to settle the obligation. Upon initial recognition of the provision, a corresponding amount is added to the carrying amount of the related mineral property and is amortized using the same method as applied to the related asset. Following the initial recognition of the provision, the carrying amount is increased for the unwinding of the discount and for changes to the discount rate and the amount or timing of cash flows required to settle the obligation. The unwinding of the discount is recognized as finance expense in net income or loss while the effect of the changes to the discount rate and the amount or timing of cash flows are recognized as an adjustment to the carrying amount of the related mineral property.
(g)Leases
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less accumulated depreciation and accumulated impairment losses and adjusted for remeasurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability and any lease payments made at or before the commencement date.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(g)Leases (continued)
The lease liability is initially measured at the present value of the lease payments during the lease term that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease term is the non-cancellable period of a lease together with periods covered by extension options that the Company is reasonably certain to exercise, and periods covered by termination options that the Company is reasonably certain not to exercise. The incremental borrowing rate reflects the rate of interest that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.
The lease liability is subsequently increased by the interest on the lease liability, measured using the discount rate, and decreased by lease payments made. The lease liability is remeasured using an unchanged discount rate when there is a change in future lease payments arising from a change in an index or rate. The lease liability is remeasured using a revised discount rate when there is a change in future lease payments resulting from changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.
The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets, leases with lease terms that are less than 12 months, and arrangements for the Company’s use of land to explore, develop, produce or otherwise use the mineral resource contained in that land. Lease payments associated with these leases are instead recognized as an expense over the lease term on a straight-line basis.
The Company presents right-of-use assets in the same line item as it presents underlying assets of the same nature that it owns. The Company presents lease liabilities in other liabilities in the consolidated statement of financial position.
(h)Share-based payments
(i)    Equity-settled share-based payments
The grant-date fair values of equity-settled restricted share units (“RSUs”) and restricted share units with performance-based vesting conditions (“pRSUs”) are recognized as share-based compensation expense over the vesting period, with a corresponding increase to shareholders’ equity within reserves.
For equity-settled RSUs and pRSUs with non-market vesting conditions, which include the completion of a specified service period and the achievement of non-market performance conditions, the Company estimates the grant-date fair value based on the quoted price of the Company’s common shares on the date of grant. The amount recognized as an expense over the vesting period is based on management’s best estimate of the number of equity instruments expected to vest. The cumulative amount expensed is adjusted at the end of each reporting period to reflect changes in the number of instruments expected to vest and the expected vesting period based on expected performance.
For equity-settled pRSUs with market vesting conditions, the Company estimates the grant-date fair value using the Monte Carlo method to project the Company’s performance and the performance of the relevant market index against which the Company’s performance is compared.
(ii)Cash-settled share-based payments
The fair values of cash-settled share-based payments are recognized as share-based compensation expense over the vesting period, with a corresponding increase to liabilities. The liabilities for cash-settled share-based payments are remeasured at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in net income or loss for the period.
The Company’s cash-settled share-based payments consist of deferred share units (“DSUs”), certain RSUs and certain pRSUs. The fair values of cash-settled DSUs and RSUs are estimated based on the current quoted market price of the Company’s common shares. The fair values of cash-settled pRSUs are based on the current quoted market price of the Company’s common shares and projected performance.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(i)Revenue recognition
Revenue is principally generated from the sale of gold bullion with each shipment considered as a separate performance obligation. The Company recognizes revenue at the point when the customer obtains control of the product. Control is transferred when title has passed to the customer, the customer has assumed the significant risks and rewards of ownership of the asset and the Company has the present right to payment for the delivery of the gold bullion.
The Company has entered into gold sale contracts that are accounted for as contracts with customers whereby the Company received upfront cash prepayments in exchange for delivering a specified number of gold ounces over a specified delivery period. These contracts were entered into and continue to be held for the purpose of the delivery of the specified gold ounces and are accounted for as contracts with customers. Under such contracts, the cash prepayments are recognized as deferred revenue and amortized to net income or loss as revenue at the time of each gold delivery on a per ounce basis based on the total number of gold ounces required to be delivered and the total transaction price. The transaction price for each contract was determined at the contract inception date based on forward gold prices over the delivery period. Certain of the contracts contain variable consideration based on the spot price of gold at the time of delivery. For contracts containing variable consideration, the transaction price is adjusted at the time of delivery with the difference between the adjusted transaction price and the transaction price determined at contract inception date recognized as revenue in the period the gold is delivered. The difference between the total transaction price determined at the contract inception date and the amount of cash prepayment received represents the financing component resulting from the timing difference between the cash prepayments and the future gold deliveries. The carrying amount of the deferred revenue is accreted to the expected transaction price using the effective interest method, with the accretion expense recognized as finance expense.
(j)Borrowing costs
Borrowing costs that are directly attributable to the acquisition and construction or development of a qualifying asset are capitalized as part of the cost of the asset when it is probable that they will result in future economic benefits to the Company and the costs can be measured reliably. Management applies judgement on a case-by-case basis to determine whether an asset is a qualifying asset, which is defined as an asset that necessarily takes a substantial period of time to get ready for its intended use. Other borrowing costs are recognized as finance expense in the period in which they are incurred.
The Company begins capitalization of borrowing costs when all of the following conditions are first met: (i) it incurs capitalized expenditures for the asset that have resulted in the payment of cash, transfer of other assets or the assumption of interest-bearing liabilities; (ii) it incurs borrowing costs; and (iii) it undertakes activities that are necessary to prepare the asset for its intended use. Capitalization of borrowing costs ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete. To the extent that the Company borrows funds specifically for the purpose of obtaining a specific qualifying asset, the amount of borrowing costs eligible for capitalization is the actual net borrowing costs incurred on that borrowing during the period. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the cumulative expenditures on that asset. The capitalization rate is calculated as the weighted average of the borrowing costs applicable to all borrowings of the Company, other than specific borrowings, that are outstanding during the period.
(k)Income taxes
Income tax expense (recovery) is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.
Current tax expense (recovery) is the expected income taxes payable (receivable) in respect of the taxable income (tax loss) for the period, using tax rates enacted or substantively enacted at the reporting date, plus any adjustments recognized during the period for current tax related to prior periods.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(k)Income taxes (continued)
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to temporary differences in the period when they reverse based on tax rates that have been enacted or substantively enacted at the reporting date. Temporary differences are differences between the carrying amounts of assets and liabilities in the statement of financial position and the amounts attributed to the assets and liabilities for tax purposes. Deferred income tax assets and liabilities are recognized for all taxable and deductible temporary differences, except those arising from the initial recognition of assets or liabilities in a transaction that (i) is not a business combination; (ii) at the time of the transaction, affects neither accounting nor taxable income or loss; and (iii) at the time of the transaction does not give rise to equal taxable and deductible temporary differences. In addition, deferred income tax assets and liabilities are not recognized for temporary differences relating to investments in subsidiaries to the extent that the Company can control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.
A deferred income tax asset is recognized for deductible temporary differences and the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable income will be available against which the deductible temporary difference can be utilized. The Company reassesses unrecognized deferred income tax assets at the end of each reporting period and recognizes a previously unrecognized deferred income tax asset to the extent that it has become probable that future taxable income will allow the deferred income tax asset to be recovered.
Current income tax assets and liabilities are offset when the Company has a legally enforceable right to offset the amounts recognized and intends either to settle the amounts on a net basis or to realize the assets and settle the liabilities simultaneously. Deferred income tax assets and liabilities are offset when the Company has a legally enforceable right to offset the amounts recognized and the amounts relate to income taxes levied by the same taxation authority on either the same taxable entity, or different taxable entities which intend either to settle the amounts on a net basis or to realize the assets and settle the liabilities simultaneously.
When there is uncertainty over income tax treatments, the Company assesses whether it is probable that the relevant taxation authority will accept the uncertain tax treatment. This assessment affects the amount of income tax expense or recovery recognized by the Company. If the Company concludes that it is not probable that a taxation authority will accept the uncertain tax treatment, the effect of the uncertain tax treatment is reflected in the determination of the Company’s income tax expense or recovery based on the most likely amount or, if there are a wide range of possible outcomes, the expected value of the liability.
(l)Net income (loss) per share
Basic net income (loss) per share (“EPS”) is calculated by dividing the net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the net income or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of dilutive potential common shares, which comprise equity-settled RSUs and pRSUs, stock options, share purchase warrants, and convertible notes. Contingently issuable shares under the Company’s outstanding pRSUs are included in the diluted EPS calculation based on the number of shares that would be issuable if the reporting date were the end of the contingency period. The dilutive effect of stock options and share purchase warrants assumes that the proceeds from potential exercise of the instruments are used to repurchase the Company’s common shares at the average market price for the period. Stock options and share purchase warrants are dilutive and included in the diluted EPS calculation to the extent exercise prices are below the average market price of the Company’s common shares. The dilutive effect of convertible notes reflects the number of shares that would be issued on conversion of the notes. Dilutive potential shares are included in diluted EPS from the beginning of the period or, if later, the date the potential shares are issued.
(m)Contingencies
Contingent assets and contingent liabilities are not recognized in the consolidated financial statements. Contingent assets and contingent liabilities are possible assets or possible obligations, respectively, that arise from past events and the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. A contingent liability can also be a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(m)Contingencies (continued)
Contingent assets and contingent liabilities are assessed at the end of each reporting period to ensure developments are appropriately reflected in the consolidated financial statements. When it becomes probable that an outflow of future economic benefits will be required to settle a present obligation previously accounted for as a contingent liability, a provision is recognized in the consolidated financial statements of the period in which the change occurs. When it has become virtually certain that an inflow of economic benefits will arise, the asset and related income are recognized in the consolidated financial statements of the period in which the change occurs.
(n)Amended IFRS standards effective January 1, 2023
(i)Deferred income tax assets and liabilities
In May 2021, the IASB issued Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction which amended IAS 12, Income Taxes (“IAS 12”). Prior to the amendments, IAS 12 contained a recognition exemption whereby deferred income tax assets and liabilities were not recognized for temporary differences arising on initial recognition of asset and liabilities, other than in business combinations, that affect neither accounting nor taxable income. The amendments narrowed the scope of the recognition exemption in IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.
In accordance with the effective date and transition rules of the amendments, the Company applied the amendments to IAS 12 on January 1, 2023. On initial application, the Company recognized an adjustment of $1.3 million to decrease opening retained earnings as at January 1, 2022 and recognized an additional $1.3 million of deferred income tax liabilities for taxable temporary differences associated with reclamation and closure cost provisions and the corresponding reclamation and closure cost assets for which no deferred income tax liabilities were previously recognized. There was no material impact to the Company’s net loss for the year ended December 31, 2022.
(ii)Disclosure of material accounting policies
The Company applied the amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2 issued by the IASB under Disclosure of Accounting Policies effective January 1, 2023. The amendments require entities to disclose their ‘material’, rather than ‘significant’ accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies that provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements. While the amendments did not result in any changes to the Company’s accounting policies themselves, they impacted the accounting policy information disclosed in the Company’s consolidated financial statements. The accounting policy information disclosed in notes 2 and 3 reflect the Company’s material accounting policies.
(iii)International tax reform – Pillar Two model rules
In May 2023, the IASB issued International Tax Reform – Pillar Two Model Rules which amended IAS 12. The amendments introduced a temporary mandatory exception to the recognition and disclosure requirements relating to deferred income tax assets and liabilities arising from enacted or substantively enacted tax law that implements the Pillar Two top-up tax (referred to as “Pillar Two” legislation and “Pillar Two” income tax, respectively) in the jurisdictions in which the Company operates. The Pillar Two income tax forms part of the Pillar Two model rules published by the Organization for Economic Co-operation and Development. The objective of Pillar Two income taxes is for large multinational enterprises to pay a minimum tax of at least 15% on income arising in each jurisdiction where they operate.
Of the jurisdictions the Company operates in, Pillar Two legislation has only been enacted in the Netherlands, with an effective date of January 1, 2024. The newly enacted legislation had no impact on the Company’s current income taxes for the years ended December 31, 2023 and 2022. The Company has applied the temporary mandatory exception to recognizing and disclosing information about deferred income tax assets and liabilities arising from the Pillar Two legislation and will account for any Pillar Two income taxes as current income tax in the period the Pillar Two legislation becomes effective. The Company also expects to be within the scope of the Pillar Two tax regime in Canada where draft Pillar Two legislation has been released which is expected to come into effect in 2024.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MATERIAL ACCOUNTING POLICIES (CONTINUED)
(n)Amended IFRS standards effective January 1, 2023 (continued)
(iii)International tax reform – Pillar Two model rules (continued)
The Company is currently in the process of assessing the potential impact of Pillar Two legislation, including the application of the transitional safe harbor rules. The Company’s current assessment of the potential impact of Pillar Two legislation is that most entities within the Company’s consolidated group of entities are likely to have an effective tax rate higher than 15% and that the Company expects to meet the transitional safe harbor rules such that no Pillar Two income tax would apply should any group entity not meet the minimum effective tax rate.
(o)Amended IFRS standard not yet effective
In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) which amended IAS 1, Presentation of Financial Statements (“IAS 1”), to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current. In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.
In October 2022, the IASB issued Non-current Liabilities with Covenants, which amended IAS 1 to clarify that if the Company’s right to defer settlement of a liability for at least 12 months is subject to the Company complying with covenants after the reporting period, those covenants would not affect whether the Company’s right to defer settlement exists at the end of the reporting period for the purposes of classifying a liability as current or non-current. The amendments also increased the disclosure requirement relating to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) whether the Company would comply with the covenants based on its circumstances at the reporting date; and (iii) whether and how the Company expects to comply with the covenants by the date on which they are contractually required to be tested.
The above amendments are effective for the Company’s annual reporting period beginning on January 1, 2024. As disclosed in notes 13(a) and 13(c), the Company has secured loans and borrowings that are subject to specific covenants. At December 31, 2023, the Company was in compliance with these covenants. The impacts of initial application of the amendments on the Company’s consolidated financial statements for the three months ending March 31, 2024 will depend on the Company’s right to defer settlement of its liabilities at the end of such reporting period and can include increased disclosure in respect of its compliance with related covenants.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY
In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from estimates and assumptions made as the estimation process is inherently uncertain. All estimates and assumptions are reviewed on an ongoing basis based on relevant facts and circumstances, and new reliable information or experience. Revisions to estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements that management has made in the process of applying the Company’s accounting policies that have the most significant effects on amounts recognized in these consolidated financial statements and the assumptions and other major sources of estimation uncertainty at December 31, 2023 that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:
(a)Judgements
(i)Functional currency
The Company determined the functional currency of the Company and each of its significant subsidiaries is the US dollar, and the functional currency of Greenstone is the Canadian dollar. Determination of functional currency involves certain judgements about the primary economic environment in which the entity operates. The Company reconsiders its functional currency and that of its subsidiaries and joint operation if there is a change in events and conditions that determine the primary economic environment in which the entity operates and accounts for the effects of a change in functional currency prospectively.
(ii)Investments
Management applies judgement in assessing whether the facts and circumstances pertaining to certain investments result in the Company having control, joint control or significant influence over the investee.
On June 28, 2022, the Company received a 35% interest in Sandbox as consideration for the sale of a portfolio of royalty interests and other assets to Sandbox (note 5(b)). At December 31, 2023, the Company’s ownership interest in Sandbox was 20.3% (2022 – 34.4%). Based on the Company’s share of outstanding voting rights held and representation on Sandbox’s board of directors, the Company determined that it had significant influence over Sandbox, but not control or joint control, as at December 31, 2023 and 2022.
On disposition of the Company’s partial interest in i-80 Gold on March 31, 2023 (note 10(b)), the Company’s retained interest in i-80 Gold was reduced to 19.95%. Based on the Company’s share of outstanding voting rights held and representation on i-80 Gold’s board of directors, the Company determined that it no longer had significant influence over i-80 Gold as of March 31, 2023 and reclassified its retained interest from investment in associate to marketable securities.
At December 31, 2023 and 2022, the Company held an equity interest in Bear Creek Mining Corporation (“Bear Creek”) that represented less than 20% of the voting power of Bear Creek. On October 19, 2023, the Company’s note receivable from Bear Creek was replaced with a convertible note receivable that has the potential, if converted, to give the Company additional voting power over Bear Creek (note 11(a)). Based on the Company’s share of outstanding voting rights held, representation on Bear Creek’s board of directors, and the conversion restriction on the convertible note receivable, the Company determined that it did not have significant influence over Bear Creek as at December 31, 2023 and 2022 and accounts for its investment in Bear Creek as marketable securities.
(iii)Achievement of operating levels intended by management
Until a mineral property, plant or equipment is capable of operating at levels intended by management, costs incurred, other than costs associated with the sale of gold bullion produced, and including borrowing costs incurred on qualifying assets, are capitalized as part of the cost of the asset. Depletion of capitalized development and construction costs for a mineral property and related property and equipment begins when the mine is capable of operating at levels intended by management. Management considers several factors in determining when a mineral property, plant or equipment is capable of operating at levels intended by management. Amongst other quantitative and qualitative factors, throughput, mill grades, recoveries, and for a heap leach operation, stacking rates and irrigation rates, are assessed over a reasonable period to make this determination.
The Company determined that Santa Luz was capable of operating at levels intended by management effective September 30, 2022 (note 9(b)).

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY (CONTINUED)
(a)Judgements (continued)
(iv)Indicators of impairment
Judgement is applied in assessing whether certain facts and circumstances are indicators of impairment, and accordingly, require an impairment test to be performed. The Company considers both external and internal sources of information in assessing whether there are any indications that its assets or CGUs may be impaired.
External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and are expected to affect the recoverable amount of CGUs. The primary external factors considered are changes in estimated long-term metal prices, changes in laws and regulations and the Company’s market capitalization relative to its net asset carrying amount. Internal sources of information the Company considers include the manner in which mineral properties, plant and equipment are being used or are expected to be used and measures of economic performance of the assets. The primary internal factors considered are the Company’s current mine performance against expectations, changes in mineral reserves and resources, LOM plans and exploration results.
During the year ended December 31, 2022, management concluded that there was an indication that the Los Filos CGU may be impaired and as a result, the Company performed an impairment test as at September 30, 2022 (note 9(c)). As the FVLCOD calculated was more than the carrying amount of the Los Filos CGU, the Company concluded that no impairment loss was required to be recognized.
(v)Contracts to buy or sell a non-financial item
Judgement is applied in determining whether a contract to buy or sell a non-financial item should be accounted for as a derivative financial instrument measured at FVTPL which includes an assessment of whether the contract can be settled net in cash or another financial instrument and whether the contract was entered into and continues to be held for the purpose of the receipt or delivery of the non-financial item in accordance with the Company’s expected purchase, sale or usage requirements. Factors considered by management include the settlement provisions of the contract, the Company’s past practices, the nature of the non-financial item, and the Company’s LOM plans.
In March 2023, June 2023 and October 2023, the Company entered into gold prepay transactions (note 14(b)) and a gold purchase and sale arrangement (note 14(a)) whereby the Company received upfront cash prepayments in exchange for delivering a specified number of gold ounces monthly over a future delivery period. Management concluded that while gold is a commodity that is readily convertible to cash, the Company is able to and intends to satisfy the required monthly gold deliveries using its own gold production, thereby meeting the criteria of being held for the purpose of delivery of the non-financial item in accordance with the Company’s expected sale requirements. Accordingly, the transactions are accounted for as contracts with customers with the upfront cash prepayments recognized as deferred revenue upon receipt and as revenue at the time of each monthly gold delivery.
In August 2022, the Company entered into two power purchase agreements for the delivery of power to certain of its mines in Brazil at fixed prices, subject to adjustments for inflation, for a predetermined annual volume over a period of 10 years commencing in January 2023. On initial recognition and as at December 31, 2022, management concluded that while power is a commodity that is readily convertible to cash, the contracts were entered into and held for the purpose of the receipt of the non-financial item in accordance with the Company’s expected power usage requirements for the relevant mines over the contract term and were not recognized as derivatives. The Company accounted for the contracts as executory contracts and recognized an expense for the costs of power as the power was delivered. Effective April 1, 2023, management determined that, based on actual consumption being lower than expected and revised estimates of expected power usage requirements at Santa Luz over the contract term, the power purchase agreement at Santa Luz no longer met the criteria of being held for the purpose of the receipt of a non-financial item in accordance with the Company’s usage requirements. Accordingly, from April 1, 2023, the Company recognized the power purchase agreement at Santa Luz as a derivative liability measured at fair value, with changes in fair value recognized in other income or expense (note 16(b)(ii)). There has been no change in the assessment of the power purchase agreement at Fazenda.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY (CONTINUED)
(a)Judgements (continued)
(vi)Income taxes
In determining the Company’s income tax expense (recovery) for the period, management applies judgement in the interpretation of tax legislation in multiple jurisdictions. The Company is subject to tax assessments by various taxation authorities, each of which may interpret legislation differently. These differences may affect the final amounts or timing of tax payments. The amounts recognized in the consolidated financial statements are based on management’s judgements on the application of tax legislation and the probable outcome of tax assessments.
(vii)Contingent liabilities
Contingent liabilities can relate to, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events. Management exercises significant judgement in assessing whether the outflow of economic benefits has become probable and thereby requires present obligations to be recognized in the consolidated financial statements.
(b)Assumptions and other major sources of estimation uncertainty
(i)Carrying amounts of mineral properties and associated reclamation and closure cost provisions
Changes in estimates of mineral reserves and resources could impact depreciation and depletion rates, asset carrying amounts and the provisions for reclamation and closure costs. The Company estimates its mineral reserves and mineral resources based on information compiled by qualified persons as defined by National Instrument (“NI”) 43-101 – Standards of Disclosure for Mineral Projects. Estimates of proven and probable mineral reserves, and measured and indicated mineral resources are used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures.
There are numerous uncertainties inherent in estimating mineral reserves and resources, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in forecast metal prices, foreign exchange rates, operating costs or recovery rates may change the economic status of mineral reserves and resources and may, ultimately, result in estimates of mineral reserves and resources being revised.
(ii)Valuation of inventories
Inventories are measured at the lower of weighted average cost and NRV. The determination of NRV involves the use of estimates. The NRV of inventories is calculated as the estimated price at the time of eventual sale based on prevailing and forecast metal prices less estimated future costs to convert the inventories into saleable form and associated selling costs. The NRV of inventories is assessed at the end of each reporting period. Changes in the estimates of NRV may result in a write-down of inventories or a reversal of a previous write-down.
In determining the valuation of heap leach ore inventories, the Company makes estimates of recoverable ounces on the leach pads based on quantities of ore placed on the leach pads, the grade of ore placed on the leach pads and an estimated recovery rate. Actual timing and ultimate recovery of gold contained on the leach pads can differ significantly from these estimates. Changes in estimates of recoverable ounces on the leach pads can impact the Company’s ability to recover the carrying amount of the inventories and may result in a write-down of inventories.
(iii)Reclamation and closure cost provisions
The Company’s provisions for reclamation and closure costs represent management’s best estimate of the present value of the future cash outflows required to settle the liabilities, which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above estimates and assumptions can result in changes to the provisions recognized by the Company.
Changes to the provisions for reclamation and closure costs are recognized with a corresponding change to the carrying amounts of related mineral properties during the period of change. Adjustments to the carrying amounts of related mineral properties can result in changes to future depreciation and depletion expense.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

4.    AREAS OF SIGNIFICANT JUDGEMENT AND ESTIMATION UNCERTAINTY (CONTINUED)
(b)Assumptions and other major sources of estimation uncertainty (continued)
(iv)Income taxes and value-added taxes receivable
In determining the amount of deferred income tax assets to be recognized, the Company makes estimates of the amounts and timing of future taxable income against which deductible temporary differences can be utilized. Estimates of future taxable income are based on forecast results of operations, application of tax legislation and available tax opportunities. The impacts of changes in these estimates are recognized in the period of change.
The Company provides for uncertain tax treatments based on management’s judgement on the probable outcome of tax assessments. The amounts recognized are measured based on the most likely amount or, if there are a wide range of possible outcomes, the expected value of the liability. Adjustments for differences between amounts recognized and final amounts as assessed by the taxation authorities are made during the period such differences are identified.
The Company has receivables from various governments for federal and state value-added taxes (“VAT”). The timing and amount of VAT receivables collectible can be uncertain. Management makes significant estimates relating to the timing and amount of VAT receivables considered collectible. Changes in these estimates can result in the recognition or reversal of impairment losses in net income or loss and the reclassification of VAT receivable amounts between current and non-current.
(v)Fair value measurement of derivative financial instruments and other financial asset measured at FVTPL
The fair values of the Company’s derivative financial instruments outstanding at December 31, 2023 are estimated using various valuation techniques that use observable and/or unobservable inputs (notes 16 and 30(b)(i)). In addition to derivative financial instruments, the Company also measures the convertible note receivable from Bear Creek at FVTPL (note 11(a)). Changes in assumptions and estimates used in the fair value measurement of derivative financial instruments and other financial asset measured at FVTPL can result in changes in the fair values of the financial assets and financial liabilities, which are recognized in net income or loss.
5.    CORPORATE TRANSACTIONS
(a)Sale of Mercedes
On April 21, 2022, the Company completed the sale of Mercedes to Bear Creek (the “Mercedes Transaction”) for the following consideration:
•$75.0 million in cash received on closing of the Mercedes Transaction;
•$25.0 million in cash receivable on or before October 21, 2022 (the “Deferred Payment”) (note 11(a));
•24.7 million common shares of Bear Creek, representing approximately 16.6% of the issued and outstanding common shares of Bear Creek at the time of closing the Mercedes Transaction; and
•a 2% net smelter return (“NSR”) on production from Mercedes (the “Mercedes NSR”).

The fair value of the consideration received totaled $135.4 million which included the fair values of the cash payment received on closing, the amount receivable of $24.6 million, the equity interest in Bear Creek of $23.3 million, the Mercedes NSR of $9.9 million and a working capital adjustment of $2.6 million. The fair value of the Bear Creek common shares received was determined based on Bear Creek’s quoted common share price of C$1.18 per share on the date of disposition. The fair value of the Mercedes NSR was estimated using a discounted cash flow model.
The equity interest in Bear Creek received as consideration for the sale is included within marketable securities and measured at FVOCI with changes in fair value recognized in OCI. On initial recognition, the Mercedes NSR was recognized as mineral properties. The Mercedes NSR was subsequently sold on June 28, 2022 (note 5(b)).

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

5.    CORPORATE TRANSACTIONS (CONTINUED)
(a)Sale of Mercedes (continued)
The Company recognized a loss on sale of $7.0 million in other income (expense) for the year ended December 31, 2022, which represents the difference between the fair value of the consideration received, net of transaction costs of $3.8 million, and the carrying amounts of the assets and liabilities derecognized and the cumulative foreign currency translation gain of $1.6 million reclassified from accumulated other comprehensive income to net loss related to certain subsidiaries disposed of which had a functional currency other than the US dollar.
The carrying amounts of the assets and liabilities of Mercedes derecognized on April 21, 2022 were as follows:

Cash and cash equivalents	$16,250
Trade and other receivables	2,144
Inventories	11,468
Mineral properties, plant and equipment	188,998
Other assets	1,308
Total assets	220,168

Accounts payable and accrued liabilities	(13,522)
Derivative liabilities	(34,552)
Reclamation and closure cost provisions	(11,531)
Deferred income tax liabilities	(18,084)
Other liabilities	(2,324)
Total liabilities	(80,013)
Net assets	$140,155
The derivative liabilities related to a gold prepay and silver stream arrangement with a third party (the “Stream Arrangement”) which required the Company to deliver 1,000 ounces of gold quarterly for a total of 9,000 ounces. In addition, the Company was required to deliver 100% of the silver production from Mercedes until the delivery of 3.8 million ounces, and 30% of silver production thereafter at a price equal to 20% of the prevailing silver price at the time of delivery, subject to an annual minimum of 300,000 ounces of silver until 2.1 million ounces of silver in aggregate have been delivered. At April 21, 2022, the date of disposition, the Company had delivered 3,600 ounces of gold and 309,077 ounces of silver towards the Stream Arrangement. As part of the Mercedes Transaction, Bear Creek assumed the outstanding obligation under the Stream Arrangement.
The changes in the carrying amount of the Stream Arrangement derivative liabilities prior to disposition were as follows:

Balance – December 31, 2021	$39,986
Gold and silver delivered	(6,119)
Change in fair value	685
Balance – April 21, 2022	$34,552
(b)Sale of royalty interests and other assets
On June 28, 2022, the Company completed the sale of a portfolio of royalty interests and other assets to Sandbox in exchange for 51.9 million common shares of Sandbox, representing a 35% interest at the time of closing with a total fair value of $28.4 million (the “Sandbox Transaction”). The fair value of the Sandbox common shares received was determined based on the concurrent private placement common share price of C$0.70 per share.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

5.    CORPORATE TRANSACTIONS (CONTINUED)
(b)Sale of royalty interests and other assets (continued)
The Company recognized a gain on sale of $8.5 million in other income (expense) for the year ended December 31, 2022, which represents the difference between the fair value of the consideration received, net of transaction costs, and the carrying amounts of the assets derecognized. The carrying amounts of the assets derecognized on disposition were as follows:

Cash	$2,327
Other current receivables	2,109
Mineral properties	15,220
$19,656
The portfolio sold mainly comprised the Mercedes NSR (note 5(a)) and a 1% NSR royalty on production from the Pilar mine in Brazil (“Pilar”) which was sold by the Company in April 2021, which were recognized as mineral properties, and certain cash received and receivable from a previous asset sale.
The Company’s equity interest in Sandbox is accounted for as an investment in associate (note 10(a)).
6.    MARKETABLE SECURITIES

	Note	December 31, 2023	December 31, 2022
Balance – beginning of year		$36,867	$240,530
Additions	6(a), 16(a)(ii)	33,899	16,504
Dispositions	6(c), 16(b)(v)	(53,359)	(108,266)
Reclassification of investment in i-80 Gold	6(a), 6(b)	119,870	—
Received as consideration on disposal of assets	5(a)	—	23,290
Change in fair value	6(d)	(44,611)	(135,191)
Balance – end of year		$92,666	$36,867
(a)Investment in i-80 Gold
On disposition of the Company’s partial interest in i-80 Gold on March 31, 2023 (note 10(b)), the Company’s retained interest in i-80 Gold was reduced to 19.95% and was reclassified from investment in associate to marketable securities measured at FVOCI, with changes in fair value recognized in OCI.
On August 1, 2023, the Company participated in i-80 Gold’s private placement financing, purchasing 1.0 million common shares of i-80 Gold at a price of C$2.70 per share, for total consideration of $2.1 million. Upon closing of i-80 Gold’s private placement financing, the Company’s interest in i-80 Gold remained below 20%.
(b)i-80 Gold common shares held in escrow
On May 15, 2023, pursuant to an escrow agreement in respect of the i-80 Gold share purchase warrants issued by the Company in connection with the sale of the i-80 Gold units on March 31, 2023 (note 10(b)), 5.8 million of the i-80 Gold common shares owned by the Company were deposited into an escrow account. The shares will be held in escrow until the earlier of the date on which the escrowed shares are released upon exercise of the i-80 Gold share purchase warrants and the expiry date of the warrants, being March 31, 2024. At December 31, 2023, the fair value of the 5.8 million i-80 Gold common shares held in escrow was $10.2 million.
(c)Dispositions of Solaris Resources Inc. marketable securities
In January and March 2023, the Company sold its remaining 12.0 million common shares of Solaris Resources Inc. (“Solaris”) held for total proceeds of $53.4 million and derecognized the carrying amount of the underlying marketable securities of $53.4 million. On disposition, the Company transferred the cumulative loss of $6.6 million, net of tax, on the marketable securities from accumulated other comprehensive loss (“AOCL”) to retained earnings.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

6.    MARKETABLE SECURITIES (CONTINUED)
(c)Dispositions of Solaris Resources Inc. marketable securities (continued)
On April 20, 2022, the Company disposed of 5.0 million common shares of Solaris held by the Company for proceeds of $40.1 million on exercise of Solaris warrants issued and derecognized the carrying amount of the underlying marketable securities of $56.4 million (note 16(b)(v)). On disposition, the Company transferred the cumulative gain of $15.8 million, net of tax, on the marketable securities from AOCL to retained earnings.
On December 5, 2022, the Company sold 11.0 million common shares of Solaris held by the Company for proceeds of $51.9 million and derecognized the carrying amount of the underlying marketable securities of $51.9 million. On disposition, the Company transferred the cumulative loss of $28.8 million, net of tax, on the marketable securities from AOCL to retained earnings.
(d)Change in fair value
During the year ended December 31, 2023, the Company recognized a net loss of $44.6 million (2022 – $135.2 million) on remeasurement of the fair value of its investments in marketable securities, of which a total loss of $44.1 million (2022 – $134.2 million) was recognized in OCI and a loss of $0.5 million (2022 – $1.0 million) associated with marketable securities measured at FVTPL was recognized in net income (loss) within other income (expense).
7.    TRADE AND OTHER RECEIVABLES

	Note	December 31, 2023	December 31, 2022
Trade receivables		$9,916	$8,180
VAT receivables(1)		55,251	36,670
Income taxes receivable		7,574	13,167
Receivables from asset sales, net of loss allowance	7(a), 11(a)	—	15,341
Other receivables		9,566	2,745
		$82,307	$76,103
(1)    At December 31, 2023, the Company's VAT receivables primarily comprised $32.1 million (2022 – $27.7 million) and $27.0 million (2022 – $18.6 million) of VAT receivables in Brazil and Mexico, respectively, of which $13.4 million (2022 – $18.8 million) of the Brazilian VAT is included in other non-current assets.
(a)Write-off of receivable from Pilar Gold Inc.
In connection with the sale of Pilar to Pilar Gold Inc. (“PGI”) in April 2021 and pursuant to an amending agreement entered into by the Company and PGI on November 30, 2021, the Company had a note receivable due from PGI on November 30, 2023. The note receivable was subject to an annual interest rate of 5%, compounded monthly. At December 31, 2022, the carrying amount of the note receivable, net of the allowance for expected credit losses, included in trade and other receivables was $8.8 million. The carrying amount was being accreted over the term of the note receivable using the effective interest method with an EIR of 15%.
In addition to the note receivable, pursuant to the amending agreements entered into by the Company and PGI on November 30, 2021 and November 18, 2022, PGI agreed to deliver to the Company five quarterly deliveries of 300 ounces of refined gold each, commencing on June 30, 2023. At December 31, 2022, the fair value of the gold deliveries included in current derivative assets was $1.2 million.
At June 30, 2023, due to operational challenges at Pilar, the Company recognized an impairment loss of $9.9 million in other income (expense) to write off the outstanding gross carrying amount of the note receivable and the associated loss allowance for expected credit losses previously recognized. In addition, the Company recognized a loss of $1.2 million on revaluation of the gold deliveries to nil in other income (expense).

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

8.    INVENTORIES

	December 31, 2023	December 31, 2022
Heap leach ore	$470,894	$310,663
Stockpiled ore	52,890	27,701
Work-in-process	16,406	20,315
Finished goods	14,139	5,432
Supplies	58,044	49,135
Total inventories	$612,373	$413,246

Classified and presented as:
Current	$412,005	$265,105
Non-current(1)	200,368	148,141
	$612,373	$413,246
(1)    Non-current inventories at December 31, 2023 and 2022 relate to heap leach ore at Mesquite and Castle Mountain.
During the year ended December 31, 2023, the Company recognized an increase in the provision for obsolete and slow-moving supplies inventories of $0.3 million (2022 – increase of $1.5 million) in operating expense. At December 31, 2023, the Company’s total provision for obsolete and slow-moving supplies inventories was $14.8 million (2022 – $14.5 million).
During the year ended December 31, 2023, the Company recognized within cost of sales $27.5 million (2022 – $52.9 million) in write-downs of inventories to NRV, mainly relating to heap leach ore at Los Filos.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

9.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties (note 9(a))	Plant and equipment	Construction- in-progress (note 9(b))	Exploration and evaluation assets	Total
Cost
Balance – December 31, 2021	$1,898,978	$666,243	$177,898	$51,424	$2,794,543
Additions(1)	169,562	105,010	367,605		642,177
Transfers	79,081	68,016	(147,097)	—	—
Disposals and write-downs	(22,368)	(17,797)	—	—	(40,165)
Change in reclamation and closure cost asset	(7,439)	—	—	(50)	(7,489)
Foreign currency translation	(25,670)	(941)	(16,068)	(577)	(43,256)
Balance – December 31, 2022	2,092,144	820,531	382,338	50,797	3,345,810
Additions(1)	92,287	82,320	421,771	—	596,378
Transfers	414	72,993	(73,407)	—	—
Disposals and write-downs	—	(6,548)	—	—	(6,548)
Change in reclamation and closure cost asset	23,185	—	—	—	23,185
Foreign currency translation	9,913	2,589	15,436	206	28,144
Balance – December 31, 2023	$2,217,943	$971,885	$746,138	$51,003	$3,986,969

Accumulated depreciation and depletion
Balance – December 31, 2021	$183,002	$113,622	$—	$—	$296,624
Depreciation and depletion	135,062	78,902	—	—	213,964
Disposals	(496)	(4,489)	—	—	(4,985)
Foreign currency translation	—	(292)	—	—	(292)
Balance – December 31, 2022	317,568	187,743	—	—	505,311
Depreciation and depletion	140,212	121,669	—	—	261,881
Disposals	—	(5,727)	—	—	(5,727)
Foreign currency translation	—	291	—	—	291
Balance – December 31, 2023	$457,780	$303,976	$—	$—	$761,756
Net book value
At December 31, 2022	$1,774,576	$632,788	$382,338	$50,797	$2,840,499
At December 31, 2023	$1,760,163	$667,909	$746,138	$51,003	$3,225,213
(1)Additions for the year ended December 31, 2023 include the following non-cash additions: $40.3 million (2022 – $12.6 million) in additions to right-of-use assets included in plant and equipment, and $4.5 million and $7.6 million (2022 – $4.1 million and $5.1 million) of depreciation and depletion capitalized to mineral properties and construction-in-progress, respectively. Additions for the year ended December 31, 2022 also include the Mercedes NSR (note 5(a)). In addition, $46.2 million (2022 – $12.9 million) of borrowing costs incurred were capitalized to construction-in-progress.
(a)Non-depletable mineral properties
Mineral properties at December 31, 2023 that are currently not subject to depletion amount to $403.4 million and $63.4 million relating to Greenstone and Los Filos, respectively (2022 – $371.4 million and $63.4 million, respectively).
(b)Construction-in-progress
During the year ended December 31, 2023, the Company capitalized $421.8 million of costs, including capitalized borrowing costs of $46.2 million, to construction-in-progress at Greenstone (2022 – $318.7 million, including capitalized borrowing costs of $12.9 million, to construction-in-progress at Greenstone and $47.9 million to construction-in-progress at Santa Luz).

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

9.    MINERAL PROPERTIES, PLANT AND EQUIPMENT (CONTINUED)
(b)Construction-in-progress (continued)
On September 30, 2022, based on the level of production achieved, the Company assessed and determined that Santa Luz was operating as intended by management. Accordingly, the capitalized development and construction costs of $123.5 million on such date were reclassified from construction-in-progress to mineral properties and plant and equipment in the amount of $56.6 million and $66.9 million, respectively. Depreciation and depletion of total mineral properties of $107.5 million and plant and equipment of $165.4 million at Santa Luz commenced on October 1, 2022.
(c)Impairment
On October 19, 2022, the Company released a Feasibility Study for Los Filos with an effective date of June 30, 2022, which considered continued development of the Bermejal underground deposit and the construction of a carbon-in-leach processing plant that would extend Los Filos’ mine life. Management concluded that the net present value of the Feasibility Study being less than the carrying amount of the Los Filos CGU was an indicator of impairment. As a result, the Company determined the recoverable amount of the Los Filos CGU as at September 30, 2022. The recoverable amount, being its FVLCOD, was calculated based on a discounted cash flow model for mineral reserves using a discount rate of 7.5% and an in-situ value for unmodelled mineral resources (Level 3 fair value). Significant assumptions used in the determination of the recoverable amount included future metal prices, production based on current estimates of mineral reserves, future operating and capital expenditures, the discount rate, and the in-situ value for unmodelled mineral resources based on comparable market transactions. The discounted cash flow model used long-term gold and silver prices of $1,650 per ounce and $21.50 per ounce, respectively.
The Company determined that the recoverable amount of the Los Filos CGU at September 30, 2022 was more than the carrying amount and that no impairment loss was required to be recognized.
(d)Royalty arrangements
Certain of the Company’s mineral properties are subject to royalty arrangements based on their NSRs, gross revenues and other measures. At December 31, 2023, the Company’s significant royalty arrangements were as follows:

Mineral property	Royalty arrangements
Mesquite	Weighted average LOM NSR of 2%
Castle Mountain	2.65% NSR; 5% of gross revenue for the South Domes area
Los Filos	3% NSR for the Xochipala concession; 0.5% of gross revenue
Aurizona	1.5% of gross revenue; 3-5% sliding scale NSR based on gold price
Fazenda	1.5% of gross revenue
RDM	1% of gross revenue; 1.5% of gross revenue
Santa Luz	1.375% of gross revenue; 1.5% of gross revenue; 2% of gross revenue for the CBPM area of the C1 deposit
Greenstone	3% NSR

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

10.    INVESTMENTS IN ASSOCIATES
Details of the Company’s investments in associates as at December 31, 2023 and 2022 are as follows:

Associate	Principal activity	Principal place of business	Ownership interest (%)
			2023	2022
Sandbox(1)	Royalties	Americas and Europe	20.3	34.4
i-80 Gold(2)	Production	USA	—	25.3
(1)There is no quoted fair value for the Company’s investment in Sandbox at December 31, 2023 and 2022 as Sandbox is not publicly listed.
(2)The quoted fair value of the Company’s investment in i-80 Gold at December 31, 2022 was $169.9 million based on the quoted market price of the underlying shares of C$3.78 per share, which is a Level 1 fair value measurement.
The following table summarizes the changes in the carrying amounts of the Company’s investments in associates during the years ended December 31, 2023 and 2022:

	Note	i-80 Gold	Sandbox	Total
Balance – December 31, 2021		$125,313	$—	$125,313
Received as consideration in Sandbox Transaction	5(b), 10(a)	—	28,356	28,356
Additional shares acquired	10(a)	—	3,343	3,343
Share of net loss		(5,446)	(732)	(6,178)
Balance – December 31, 2022		119,867	30,967	150,834
Dilution gain		953	—	953
Share of net loss		(15,761)	(1,704)	(17,465)
Sale of partial interest	10(b)	(20,053)	—	(20,053)
Reclassification of retained interest to marketable securities	10(b)	(85,006)	—	(85,006)
Balance – December 31, 2023		$—	$29,263	$29,263
(a)Sandbox
As consideration for the assets sold to Sandbox on June 28, 2022, the Company received 51.9 million common shares of Sandbox, representing a 35% interest in Sandbox, with a total fair value of $28.4 million (note 5(b)). Sandbox is a mining royalty corporation with royalty assets primarily located in the Americas and Europe. Concurrent with the Sandbox Transaction, the Company participated in Sandbox’s private placement financing, purchasing 6.2 million common shares of Sandbox at C$0.70 per share, for a total investment of $3.3 million.
At December 31, 2023, the Company held a 20.3% equity interest in Sandbox (2022 – 34.4%).
(b)Sale of partial interest in i-80 Gold and reclassification of retained interest
On March 31, 2023 (the “Closing Date”), the Company completed the sale of a portion of its interest in i-80 Gold through a private placement sale of 11.6 million units at a price of C$2.76 per unit, with each unit consisting of one common share of i-80 Gold held by the Company and one-half of an i-80 Gold common share purchase warrant, for gross proceeds of $23.6 million. Each whole warrant entitles the holder to acquire one common share of i-80 Gold held by the Company at a price of C$3.45 per share for a period of 12 months from the Closing Date. Of the gross proceeds of $23.6 million, $20.5 million was allocated to the common shares sold and $3.1 million was allocated to the warrants issued.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

10.    INVESTMENTS IN ASSOCIATES (CONTINUED)
(b)Sale of partial interest in i-80 Gold and reclassification of retained interest (continued)
On disposition of the 11.6 million common shares of i-80 Gold, the Company’s interest in i-80 Gold was reduced to 19.95%. As a result, the Company determined it no longer had significant influence over i-80 Gold and accordingly discontinued the use of the equity method to account for its investment. The carrying amount of the Company’s retained interest in i-80 Gold was reclassified from investment in associate to marketable securities measured at FVOCI. The Company recognized a gain of $34.5 million in other income (expense) for the year ended December 31, 2023 on the sale of its partial interest and the reclassification of its investment in i-80 Gold, calculated as the difference between the fair value of the retained interest of $119.9 million plus proceeds from disposition allocated to the common shares sold of $20.5 million, less transaction costs of $0.8 million, and the carrying amount of the Company’s investment in i-80 Gold of $105.1 million on the date of disposition. The fair value of the retained interest was determined based on the quoted market price of i-80 Gold common shares on the date of disposition of the partial interest.
The amount of proceeds allocated to the warrants issued represents the fair value of the warrants, determined using the Black-Scholes option pricing model, on the Closing Date. The warrants are accounted for as derivative liabilities measured at FVTPL with changes in fair value recognized in net income or loss (note 16(b)).
Summarized financial information in respect of the Company’s associates as at and for the year ended December 31, 2023 and 2022 is set out below. The summarized financial information is based on amounts included in the most recent available consolidated financial statements prepared in accordance with IFRS as of September 30, 2023 and 2022, respectively, for Sandbox and September 30, 2022 for i-80 Gold, and for adjustments made by the Company in applying the equity method, including fair value adjustments on acquisition of interests in the associates.

	Sandbox		i-80 Gold
At December 31	2023	2022	2022
Cash and cash equivalents	$6,034	$3,811	$75,987
Other current assets	315	2,804	34,555
Non-current assets	69,756	71,993	567,403
Total assets	76,105	78,608	677,945
Current liabilities	414	86	48,837
Non-current liabilities	16,039	15,975	232,455
Total liabilities	16,453	16,061	281,292
Net assets (100%)	$59,652	$62,547	$396,653

Equinox Gold’s share of net assets(1)	$20,531	$21,528	$100,319
Adjustments to Equinox Gold’s share of net assets	8,732	9,439	19,548
Carrying amount	$29,263	$30,967	$119,867
(1)At December 31, 2023, the Company’s share of net assets of Sandbox is based on its 34.4% equity interest in Sandbox as of September 30, 2023 (2022 – 34.4% equity interest as of September 30, 2022).

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

10.    INVESTMENTS IN ASSOCIATES (CONTINUED)

	Sandbox		i-80 Gold
Years ended December 31	2023	2022	2022
Revenue	$1,845	$532	$25,311
Operating expense	(4,620)	(640)	(75,517)
Loss from operations	(2,775)	(108)	(50,206)
Other (expense) income	(819)	(788)	10,752
Income tax recovery (expense)	696	(1,232)	17,920
Net loss from continuing operations (100%)	(2,898)	(2,128)	(21,534)
Net income from discontinued operations (100%)	—	—	49
Net loss and total comprehensive loss (100%)	$(2,898)	$(2,128)	$(21,485)

Equinox gold’s share of net loss and total comprehensive loss(1)	$(997)	$(732)	$(5,446)
Adjustments to Equinox Gold’s share of net loss and total comprehensive loss	(707)	—	—
Equinox Gold’s share of net loss and total comprehensive loss	$(1,704)	$(732)	$(5,446)
(1)The Company’s share of net loss and total comprehensive loss of Sandbox for the twelve months ended September 30, 2023 is based on its 34.4% equity interest in Sandbox during such period (2022 – 34.4%).
11.    OTHER NON-CURRENT ASSETS

	Note	December 31, 2023	December 31, 2022
Convertible note receivable	11(a)	$25,200	$—
VAT receivables	7	13,394	18,800
Derivative assets	16(a)	496	525
Receivables from asset sales, net of loss allowance	11(a)	—	20,965
Investment in PGI	11(b)	—	2,294
Other		7,163	4,733
		$46,253	$47,317
(a)Bear Creek note receivable
In connection with the sale of Mercedes (note 5(a)), the Company had a promissory note receivable from Bear Creek for the Deferred Payment. On October 26, 2022, the Company and Bear Creek amended the terms of the Deferred Payment to, amongst other things, extend the maturity date of the promissory note to October 21, 2024 (the “Bear Creek Note”). On amendment, the Company recognized a modification gain of $1.9 million to reflect the adjusted amortized cost of the Bear Creek Note. The Bear Creek Note was subject to an annual interest rate of 15%, compounded annually, and monthly principal and interest payments were to commence on February 1, 2023. At December 31, 2022, the carrying amount of the Bear Creek Note was $25.3 million, of which $19.9 million was included in other non-current assets and $5.4 million was included in trade and other receivables.
In March 2023, the Company and Bear Creek entered into an amending agreement to amend the monthly repayment amounts under the Bear Creek Note (the “March 2023 Amendment”). Under the amended terms, the Company was to receive monthly repayments of $0.7 million commencing on March 3, 2023 until February 28, 2024. Commencing on March 31, 2024, the Company was to receive monthly repayments equal to the greater of 50% of Bear Creek’s monthly free cash flows and $0.7 million. The amendment did not have a material impact on the carrying amount of the Bear Creek Note. In addition to the monthly repayments, the March 2023 Amendment provided for the Company to receive 2.8 million common shares of Bear Creek upon regulatory approval. The Bear Creek shares receivable were accounted for as current derivative assets measured at FVTPL with a fair value of $1.4 million on initial recognition.
During the year ended December 31, 2023, the Company recognized an expected credit loss of $3.4 million in respect of the Bear Creek Note in other income (expense).

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

11.    OTHER NON-CURRENT ASSETS (CONTINUED)
(a)Bear Creek note receivable (continued)
On September 21, 2023, the shareholders of Bear Creek approved the issuance of a convertible note (the “Bear Creek Convertible Note”) to replace the Bear Creek Note and Bear Creek shares receivable. The Bear Creek Convertible Note was subsequently issued and became effective on October 19, 2023 (the “Effective Date”) upon Bear Creek obtaining the required approval from the TSX Venture Exchange. The Bear Creek Convertible Note bears interest at an annual interest rate of 7%, with monthly repayments of the accrued interest commencing November 30, 2023. The principal amount of the Bear Creek Convertible Note, upon issuance, was $26.6 million, representing the principal and interest outstanding on the Bear Creek Note on October 19, 2023, and is repayable at maturity. At any time on or prior to the maturity date of October 19, 2028, the Company has the option to convert any portion of the unpaid principal into common shares of Bear Creek, provided that any such conversion would not result in the Company holding more than 19.99% of Bear Creek’s total issued and outstanding common shares, at a conversion price of C$0.73 per share. Bear Creek may prepay any portion of the outstanding principal at any time after the second anniversary of the Effective Date, subject to a top-up cash payment based on the difference between the market price of Bear Creek’s common shares at the time of prepayment and the conversion price.
The replacement of the Bear Creek Note and Bear Creek shares receivable with the Bear Creek Convertible Note was accounted for as a substantial modification resulting in the de-recognition of the carrying amounts of the Bear Creek Note and the Bear Creek shares receivable and the recognition of the Bear Creek Convertible Note at its fair value. The Company recognized a gain of $2.3 million, calculated as the difference between the carrying amounts of the Bear Creek Note and the Bear Creek shares receivable derecognized of $22.5 million and $0.4 million, respectively, and the fair value of the Bear Creek Convertible Note of $25.2 million as of October 19, 2023.
Due to the Company’s conversion right, the contractual terms of the Bear Creek Convertible Note do not give rise on specific dates to cash flows that are SPPI. Accordingly, the Bear Creek Convertible Note is classified as subsequently measured at FVTPL with changes in fair value recognized in other income or expense. At December 31, 2023, the fair value of the Bear Creek Convertible Note included in other non-current assets was $25.2 million.
The fair value of the Bear Creek Convertible Note is determined using FINCAD’s convertible debt valuation model which reflects the values of the interest payments over the term, principal repayment at maturity and the conversion option feature. The estimated fair value is calculated based on the contractual terms of the Bear Creek Convertible Note and market-derived inputs including Bear Creek’s share price and share price volatility, and a market interest rate that reflects the risks associated with the financial instrument.
The Bear Creek Convertible Note is secured by a first-ranking interest on a pari passu basis over the shares and other equity interests held by Bear Creek in the entity that owns Mercedes, and a second-ranking interest over the shares and other equity interests held by Bear Creek in the entity that owns the Corani silver-lead zinc project.
(b)Investment in PGI
During the year ended December 31, 2023, the Company recognized a loss of $2.3 million in OCI on remeasurement of the fair value of its investment in PGI to nil. At December 31, 2023, the Company’s investment in PGI was nil (2022 – $2.3 million).
12.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2023	December 31, 2022
Trade payables	$112,767	$122,508
Accrued liabilities	117,922	103,520
Income taxes payable	6,399	9,379
VAT and other taxes payable	9,434	4,401
	$246,522	$239,808

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

13.    LOANS AND BORROWINGS

	Note	December 31, 2023	December 31, 2022
Revolving credit facility	13(a)	$527,368	$560,788
2023 convertible notes	13(b)	123,720	—
2020 convertible notes	13(c)	135,288	132,196
2019 convertible notes	13(c)	138,604	135,040
Total loans and borrowings		$924,980	$828,024

Classified and presented as:
Current		$138,604	$—
Non-current		786,376	828,024
		$924,980	$828,024
The following is a reconciliation of the changes in the Company’s loans and borrowings balance during the years ended December 31, 2023 and 2022 to cash flows arising from financing activities:

	Note	2023	2022
Balance – beginning of year		$828,024	$540,682
Financing cash flows:
Draw down on revolving credit facility		253,667	299,800
Proceeds for liability component of convertible notes issued	13(b)	127,155	—
Repayment of loans and borrowings		(293,000)	(13,333)
Interest paid		(64,824)	(33,590)
Transaction costs	13(a),(b)	(6,962)	(3,024)
Other changes:
Interest and accretion expense		79,142	42,447
Loss (gain) on modification of revolving credit facility		4,349	(4,958)
Balance – end of year including accrued interest		927,551	828,024
Less: Accrued interest(1)		(2,571)	—
Balance – end of year		$924,980	$828,024
(1)    Included in accounts payable and accrued liabilities.
(a)Revolving credit facility
Prior to July 28, 2022, the Company had a credit facility with a syndicate of lenders led by The Bank of Nova Scotia that comprised a $400.0 million revolving facility (the “Revolving Facility”) with a maturity date of March 8, 2024 and a $100.0 million non-revolving term loan (the “Term Loan”) with a maturity date of March 10, 2025 . The Term Loan was subject to quarterly repayments equal to 6.67% of the principal.
On July 28, 2022, the Company amended its credit facility, increasing the Revolving Facility size from $400.0 million to $700.0 million and extending the maturity date from March 8, 2024 to July 28, 2026. Upon closing of the amended credit facility, the Company rolled the outstanding principal balance of $73.3 million under the Term Loan into the Revolving Facility. The amended credit facility provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $100.0 million. In addition, within 60 days prior to the anniversary date of the amended credit facility in each year, the Company may request an extension of the then maturity date by up to one year, subject to approval by a majority of the lenders. On amendment, the Company recognized a modification gain of $5.0 million in other income (expense) to reflect the adjusted amortized cost of the Revolving Facility, net of transaction costs incurred on modification of $3.0 million.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

13.    LOANS AND BORROWINGS (CONTINUED)
(a)Revolving credit facility (continued)
On February 17, 2023, the Company entered into an agreement with its syndicate of lenders to amend certain of the financial covenants under the Revolving Facility. In connection with the amendment, the interest rate margins applicable to amounts drawn on the Revolving Facility of 2.25% to 3.50%, based on the Company’s total net leverage ratio, were increased to 2.50% to 4.50%. Effective February 17, 2023, amounts drawn under the Revolving Facility are subject to variable interest rates at the applicable term rate based on the Secured Overnight Financing Rate (“SOFR”) plus an applicable margin of 2.50% to 4.50%, based on the Company’s total net leverage ratio, and a credit spread adjustment of 0.10% to 0.25%, based on the interest period. On amendment, the Company recognized a modification loss of $4.3 million in other income (expense) to reflect the adjusted amortized cost of the Revolving Facility, net of transaction costs incurred on modification of $1.5 million.
At December 31, 2023, there was $165.2 million undrawn on the Revolving Facility (2022 – $127.2 million).
The Revolving Facility is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries, and the Company’s present and future equity interests in Greenstone. The Revolving Facility is subject to standard conditions and covenants, including maintenance of a debt service coverage ratio, leverage ratio, minimum tangible net worth of $550.0 million and minimum liquidity of $50.0 million. At December 31, 2023, the Company was in compliance with these covenants.
(b)2023 convertible notes
On September 21, 2023, the Company issued $172.5 million of unsecured senior convertible notes (the “2023 Convertible Notes”) on a bought deal private placement basis. The Company received net proceeds of $165.1 million, net of transaction costs of $7.4 million. The 2023 Convertible Notes mature on October 15, 2028 and bear interest at 4.75% per annum, payable semi-annually in arrears on April 15 and October 15 of each year beginning April 15, 2024.
The 2023 Convertible Notes are convertible at the holder’s option into common shares of the Company at any time prior to maturity at a fixed conversion rate of 158.7302 common shares per $1,000 principal amount, representing an initial conversion price of $6.30 per share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, including a change in control, or upon notice of redemption by the Company as described below, the holders may elect to convert their 2023 Convertible Notes and may be entitled to an increased conversion rate.
Prior to October 20, 2026, the Company may not redeem the notes except in the event of certain changes in Canadian tax law. At any time on or after October 20, 2026 and until maturity, the Company may redeem all or part of the 2023 Convertible Notes for cash if the price of the Company’s common shares for at least 20 trading days in a period of 30 consecutive trading days ending on the trading day prior to the date of notice of redemption exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the 2023 Convertible Notes to be redeemed plus accrued and unpaid interest.
In the event of a fundamental change, the holders have the right to require the Company to purchase its outstanding 2023 Convertible Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest.
The 2023 Convertible Notes are compound financial instruments consisting of a financial liability and a conversion option that is classified as equity. Of the gross proceeds of $172.5 million, $127.2 million was allocated to the liability component, representing the fair value of the liability component on initial recognition, calculated as the present value of the contractual principal and interest payments over the term of the 2023 Convertible Notes using a discount rate of 12.2%. The equity component, representing the holders’ conversion option was allocated the residual amount of $45.3 million. The transaction costs incurred were allocated to the liability and equity components in proportion to the allocation of the gross proceeds, with $5.5 million allocated to the liability and $1.9 million allocated to equity. A deferred tax liability of $11.7 million for the taxable temporary difference arising from the difference between the initial carrying amount of the liability component of the 2023 Convertible Notes and the tax base was recognized with a corresponding charge directly to equity.
The amount allocated to the liability component, net of transaction costs, of $121.7 million will be accreted to the face value of the 2023 Convertible Notes over the term to maturity using the effective interest method with an EIR of 12.7%.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

13.    LOANS AND BORROWINGS (CONTINUED)
(c)2019 and 2020 convertible notes
In April 2019, the Company issued $139.7 million in convertible notes on a private placement basis (the “2019 Convertible Notes”). The 2019 Convertible Notes mature on April 12, 2024, bear interest at 5% per year payable quarterly in arrears and are convertible at the holder’s option into common shares of the Company at a fixed conversion price of $5.25 per share.
In March 2020, the Company issued $139.3 million in convertible notes on a private placement basis (the “2020 Convertible Notes”). The 2020 Convertible Notes mature on March 10, 2025, bear interest at 4.75% per year payable quarterly in arrears and are convertible at the holder’s option into common shares of the Company at a fixed conversion price of $7.80 per share.
The carrying amounts of the 2019 Convertible Notes and 2020 Convertible Notes represent the liability components of the convertible notes, net of transaction costs, which will be accreted to the principal amounts over their respective terms using an EIR of 7.5% and 7.3%, respectively.
Holders of the 2019 Convertible Notes and 2020 Convertible Notes may exercise their conversion option at any time, provided that the holder owns less than 20% of the outstanding common shares of the Company. The Company has call options that are exercisable if the 90-day volume weighted average trading price of the Company’s common shares exceeds $6.83 and $10.14, respectively, for a period of 30 consecutive days. Upon exercise of the option by the Company, the holders are required to either (i) exercise the conversion option on the remaining principal outstanding or (ii) demand cash payment from the Company subject to a predetermined formula based on the respective conversion price per share and the Company’s share price at the time of redemption.
The 2019 Convertible Notes and 2020 Convertible Notes are secured by a second ranking security interest over all present and future assets of the Company and its material subsidiaries, and the Company’s present and future equity interests in Greenstone, and are subordinate to the Revolving Facility. The 2019 Convertible Notes and 2020 Convertible Notes are subject to standard conditions and covenants, including maintenance of certain debt to earnings ratios. At December 31, 2023, the Company was in compliance with these covenants.
14.    DEFERRED REVENUE
The following table summarizes the changes in the carrying amounts of deferred revenue during the year ended December 31, 2023:

	Note	Sandbox arrangement	Gold prepay transactions	Total
Balance – December 31, 2022		$—	$—	$—
Prepayments received	14(a),(b)	75,000	150,000	225,000
Gold delivered	14(a)	(1,891)	—	(1,891)
Accretion expense	14(a)(b)	1,952	9,072	11,024
Balance – December 31, 2023		$75,061	$159,072	$234,133

Classified and presented as:
Current(1)		$14,462	$25,136	$39,598
Non-current		60,599	133,936	194,535
		$75,061	$159,072	$234,133
(1)    The current portion of deferred revenue represents the amounts of gold expected to be delivered within twelve months of the reporting date.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

14.    DEFERRED REVENUE (CONTINUED)
(a)Sandbox gold purchase and sale arrangement
On October 31, 2023, the Company closed a gold purchase and sale arrangement with Sandbox and Regal Partners Royalties A PTY Limited (“Regal” and together with Sandbox, the “Purchasers”) (the “Sandbox Arrangement”). Under the Sandbox Arrangement, the Company is required to deliver to the Purchasers a monthly amount of gold equal to the greater of: a) 500 gold ounces and b) 1.8% of the gold produced by Greenstone each month on a 100% basis. Gold deliveries commenced in November 2023 and will continue until a total of 90,000 ounces (the “Delivery Obligation”) has been delivered (the “Term”). Gold deliveries can be settled by production from any of the Company’s operating mines.
In exchange for the monthly gold deliveries, the Company received an upfront payment of $75.0 million on October 31, 2023. In addition, the Purchasers will pay consideration for each gold ounce delivered to the Purchasers equal to 20% of the spot gold price (the “Purchase Price”) at the time of delivery. The Company has an option to early settle up to 75% of the Delivery Obligation at any time and from time to time during the Term by delivering the number of gold ounces being early settled. The Company will receive the Purchase Price for all early settlement ounces delivered. In the event that the spot gold price at the time of each early settlement is less than $2,000 per ounce, the Company will be required to deliver additional gold ounces to the Purchasers, calculated using a contractual formula, for no additional consideration.
The Sandbox Arrangement is accounted for as a contract with customers. At December 31, 2023, the Company had delivered 1,000 ounces of gold under the Sandbox Arrangement. The carrying amount of deferred revenue of $75.1 million at December 31, 2023 will be accreted to the expected transaction price using the effective interest method with an EIR of 15.6%. Total revenue recognized under the Sandbox Arrangement during the year ended December 31, 2023 was $2.3 million.
(b)Gold prepay transactions
On March 24, 2023, the Company entered into gold prepay transactions with a syndicate of its existing lenders, whereby the Company received net proceeds of $139.5 million, representing upfront cash prepayments of $140.1 million less transaction costs incurred of $0.6 million, in exchange for delivering to the lenders 3,605 ounces of gold per month from October 1, 2024 through July 1, 2026 (the “Delivery Period”) for a total of 79,310 ounces. On June 23, 2023, the Company entered into an additional gold prepay transaction with an existing lender whereby the Company received an upfront cash prepayment of $9.9 million in exchange for delivering to the lender 264 ounces of gold per month during the Delivery Period for a total of 5,797 ounces. These transactions are referred to collectively as the “Gold Prepay Transactions”. Gold deliveries can be settled by production from any of the Company’s operating mines.
The Gold Prepay Transactions are accounted for as contracts with customers. Of the total cash prepayments of $150.0 million, $90.1 million was made on a fixed price basis of $2,170 per ounce of gold. The remaining $59.9 million of cash prepayments was made on a spot price basis, whereby if the spot price on delivery of the gold ounces exceeds or is less than $2,170 per ounce with respect to $50.0 million of the prepayments and $2,109 per ounce with respect to $9.9 million of the prepayments (the “Fixed Amount”), the Company will receive or pay in cash the difference between the spot price and the Fixed Amount, respectively, with a corresponding adjustment to revenue when the gold is delivered.
At December 31, 2023, the Company had not delivered any ounces under the Gold Prepay Transactions. The carrying amount of deferred revenue of $159.1 million at December 31, 2023 will be accreted to the expected transaction prices using the effective interest method with a weighted average EIR of 8.0%.
Concurrent with execution of the Gold Prepay Transactions, the Company entered into financial swap agreements that fix the gold price relating to the $50.0 million and $9.9 million prepayments at $2,170 and $2,109 per ounce, respectively. The financial swaps are accounted for as derivatives measured at fair value at the end of each reporting period with changes in fair value recognized in other income or expense (note 16(b)(i)).

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

15.    RECLAMATION AND CLOSURE COST PROVISIONS

	USA	Mexico	Brazil	Canada	Total
Balance – December 31, 2021	$28,474	$31,903	$36,206	$2,565	$99,148
Accretion	699	2,869	1,967	83	5,618
Disposals	—	332	—	—	332
Change in estimates	(1,442)	(5,200)	(4,298)	3,451	(7,489)
Reclamation expenditures	—	(442)	(1,809)	—	(2,251)
Foreign exchange loss (gain)	—	1,931	1,809	(259)	3,481
Foreign currency translation	—	—	—	(123)	(123)
Balance – December 31, 2022	27,731	31,393	33,875	5,717	98,716
Accretion	1,002	2,993	2,041	228	6,264
Change in estimates	3,725	(9,687)	6,979	22,168	23,185
Reclamation expenditures	—	(435)	(1,021)	(64)	(1,520)
Foreign exchange loss	—	4,312	3,239	33	7,584
Foreign currency translation	—	—	—	751	751
Balance – December 31, 2023	$32,458	$28,576	$45,113	$28,833	$134,980

At December 31				2023	2022
Classified and presented as:
Current(1)				$14,897	$3,202
Non-current				120,083	95,514
Total reclamation and closure cost provisions				$134,980	$98,716
(1)    Included in other current liabilities.
The Company’s reclamation and closure cost provisions at December 31, 2023 were calculated as the present value of the expected future cash flows estimated using inflation rates of 2.0% to 3.5% (2022 – 2.0% to 5.5%) and discount rates of 3.0% to 9.0% (2022 – 2.9% to 11.7%) depending on the region in which the costs will be incurred. At December 31, 2023, the total undiscounted expected future cash flows of the Company’s reclamation and closure cost provisions were $214.9 million (2022 – $186.6 million).
The Company is required to post security for reclamation and closure costs for certain of its mineral properties. At December 31, 2023, the Company had met its security requirements in the form of bonds posted through surety underwriters totaling $54.6 million (2022 – $41.8 million).
16.    DERIVATIVE FINANCIAL INSTRUMENTS
(a)Derivative assets
The following is a summary of the Company’s derivative assets measured at FVTPL as at December 31, 2023 and 2022:

	Note	2023	2022
Foreign exchange contracts	16(a)(i)	$18,107	$6,432
Solaris warrants	16(a)(ii)	—	29,154
Gold deliveries	7(a)	—	1,157
Other		89	—
		$18,196	$36,743

Classified and presented as:
Current		$17,700	$36,218
Non-current(1)		496	525
		$18,196	$36,743
(1)    Included in other non-current assets.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

16.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(a)Derivative assets (continued)
(i)Foreign exchange contracts
The Company has implemented a foreign currency exchange risk management program to reduce its exposure to fluctuations in the value of the Brazilian Réal (“BRL” or “R$”), the Mexican Peso (“MXN”) and CAD. At December 31, 2023, the Company had in place USD:BRL, USD:MXN and USD:CAD put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options’ weighted average strike price	Put options’ weighted average strike price
Currency	Within 1 year	1-2 years
BRL	$173,500	$12,000	5.13	5.86
MXN	89,000	7,000	18.76	20.43
CAD(1)	17,204	—	1.30	1.38
(1)    USD notional amount calculated as the CAD notional amount translated using the USD:CAD spot exchange rate at December 31, 2023.
The following table summarizes the changes in the carrying amounts of the outstanding foreign exchange contracts during the years ended December 31, 2023 and 2022:

	2023	2022
Net asset (liability) – beginning of year	$4,702	$(12,061)
Settlements	(32,843)	(1,158)
Change in fair value	46,213	17,921
Net asset – end of year	$18,072	$4,702
The fair value of the outstanding foreign exchange contracts at December 31, 2023 is presented as follows:

	2023	2022
Net asset presented as:
Current derivative assets	$17,700	$6,306
Non-current derivative assets	407	126
Current derivative liabilities	(35)	(1,204)
Non-current derivative liabilities	—	(526)
	$18,072	$4,702
(ii)Solaris Warrants
The following table summarizes the changes in the Solaris Warrants outstanding during the years ended December 31, 2023 and 2022:

	Number of warrants	Weighted average exercise price (C$)
Outstanding – December 31, 2021	10,218,750	$1.74
Exercised	(2,718,750)	3.24
Outstanding – December 31, 2022	7,500,000	1.20
Exercised	(7,500,000)	1.20
Outstanding – December 31, 2023	—	$—
On March 27, 2023, the Company exercised the remaining 7.5 million warrants to purchase 7.5 million common shares of Solaris at an exercise price of C$1.20 per share for total consideration of $6.7 million. The total investment of $31.7 million, which includes the carrying amount of the warrants of $25.0 million derecognized on exercise, was recognized as marketable securities measured at FVOCI.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

16.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(a)Derivative assets (continued)
(ii)Solaris Warrants (continued)
During the year ended December 31, 2022, the Company exercised 2.7 million warrants to purchase 2.7 million common shares of Solaris at a weighted average exercise price of $3.24 per share for total consideration of $6.7 million. The total investment of $15.9 million, which includes the fair value of the warrants of $9.2 million derecognized on exercise, was recognized as marketable securities measured at FVOCI.
The following table summarizes the changes in the carrying amounts of the outstanding Solaris Warrants during the years ended December 31, 2023 and 2022:

	2023	2022
Balance – beginning of year	$29,154	$122,919
Change in fair value	(4,138)	(84,604)
Exercised	(25,016)	(9,161)
Balance – end of year	$—	$29,154
(b)Derivative liabilities
The following is a summary of the Company’s derivative liabilities at December 31, 2023 and 2022:

	Note	2023	2022
Foreign exchange contracts	16(a)(i)	$35	$1,730
Gold contracts	16(b)(i)	4,009	—
Power purchase agreement	16(b)(ii)	4,420	—
Contingent consideration – Greenstone	16(b)(iii)	11,279	8,280
i-80 Gold warrant liability	10(b)	168	—
Equinox Gold warrant liability	16(b)(iv)	—	695
		$19,911	$10,705

Classified and presented as:
Current		$8,829	$1,899
Non-current		11,082	8,806
		$19,911	$10,705
(i)Gold contracts
During the year ended December 31, 2023, the Company entered into gold collar contracts with a weighted average put and call strike price of $1,929 and $2,127, respectively, per ounce for a total notional quantity of 253,608 ounces over the terms of the contracts. At December 31, 2023, the Company had 112,124 ounces remaining under the contracts which will be settled within one year of the reporting date with a weighted average put and call strike price of $1,954 and $2,166, respectively, per ounce.
On March 24, 2023 and June 23, 2023, concurrent with the Gold Prepay Transactions (note 14(b)), the Company entered into financial swap agreements for gold bullion whereby the Company will receive $2,170 and $2,109 per ounce in exchange for paying the spot price for 1,290 and 264 ounces per month, respectively, from October 2024 to July 2026.
In 2022, the Company had gold collar contracts that were assumed as part of a prior period acquisition with a weighted average put and call strike price of $1,325 and $1,425, respectively, per ounce for 3,750 ounces per month to September 2022. The Company also assumed forward contracts with a weighted average fixed gold price of $1,350 per ounce for 4,583 ounces per month to September 2022. At December 31, 2022, the Company had no ounces remaining to be delivered under these gold contracts.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

16.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(i)Gold contracts (continued)
The following table summarizes the changes in the carrying amounts of the outstanding gold contracts during the years ended December 31, 2023 and 2022:

	2023	2022
Balance – beginning of year	$—	$33,336
Change in fair value	3,201	(341)
Settlements	808	(32,995)
Balance – end of year	$4,009	$—
The fair value of the outstanding gold contracts at December 31, 2023 was a liability of $4.0 million (2022 – nil), of which $2.3 million is included in current derivative liabilities and $1.7 million is included in non-current derivative liabilities.
In January 2024, the Company entered into gold collar contracts with a weighted average put and call strike price of $2,000 and $2,201, respectively, per ounce for a total notional quantity of 43,000 ounces over the period from February 2024 to December 2024.
(ii)Power purchase agreement
In August 2022, the Company entered into a power purchase agreement for the delivery of 14.6 megawatts (“MW”) of power per hour to Santa Luz over a period of 10 years, commencing January 2023, at fixed prices, ranging from R$166.0 to R$252.0 per MW, subject to adjustments for inflation. Effective April 1, 2023, the Company accounts for the contract as a derivative financial instrument (note 4(a)(v)).
At December 31, 2023, the fair value of the power purchase derivative liability was $4.4 million (2022 – nil), of which $2.3 million is included in current derivative liabilities and $2.1 million is included in non-current derivative liabilities. During the year ended December 31, 2023, the Company recognized a loss of $4.4 million (2022 – nil) on revaluation of the derivative liability within other income (expense).
(iii)Contingent consideration - Greenstone
As part of the consideration for the Company’s acquisition of an additional 10% interest in Greenstone in April 2021, the Company assumed a contingent payment obligation to deliver approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after each production milestone of 250,000 ounces, 500,000 ounces and 700,000 ounces from Greenstone.

The fair value of the contingent consideration derivative liability at December 31, 2023 was $11.3 million (2022 – $8.3 million). Of the $11.3 million, $4.0 million is included in current derivative liabilities and $7.3 million is included in non-current derivative liabilities. During the year ended December 31, 2023, the Company recognized a loss of $3.0 million (2022 – $1.7 million) on revaluation of the derivative liability within other income (expense).
(iv)Equinox Gold warrant liability
At December 31, 2022, the Company had 0.6 million share purchase warrants outstanding, with each warrant exercisable into one common share of Equinox Gold and one-quarter of a common share of Solaris at an exercise price of C$5.30 until May 2023. Under the terms of the warrants, Equinox Gold received nine-tenths of the proceeds from exercise of the warrants, with the remaining proceeds paid to Solaris.
Due to the CAD denominated exercise price, the warrants were accounted for as derivative financial liabilities measured at FVTPL.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

16.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(iv)Equinox Gold warrant liability (continued)
The following table summarizes the changes in the Company’s share purchase warrants outstanding during the years ended December 31, 2023 and 2022:

	Number of warrants	Weighted average exercise price (C$)
Outstanding – December 31, 2021	1,669,517	$8.69
Exercised	(405,164)	10.27
Expired	(662,000)	10.81
Outstanding – December 31, 2022	602,353	5.30
Exercised	(602,353)	5.30
Outstanding – December 31, 2023	—	$—
The changes in the carrying amounts of the Company’s outstanding share purchase warrants during the years ended December 31, 2023 and 2022 were as follows:

	2023	2022
Balance – beginning of year	$695	$5,177
Change in fair value	766	(3,879)
Exercised	(1,461)	(603)
Balance – end of year	$—	$695
(v)Solaris warrant liability
In connection with the sale of the Company’s partial interest in Solaris in April 2021, the Company granted 5.0 million share purchase warrants to the buyer, with each warrant exercisable into one common share of Solaris held by the Company at a price of C$10.00 per share until April 28, 2022. The warrants were accounted for as derivative financial liabilities measured at FVTPL.
On April 20, 2022, all the outstanding warrants were exercised. The Company received $40.1 million on exercise of the warrants and derecognized the carrying amounts of the marketable securities and Solaris warrant liability of $56.4 million and $16.3 million, respectively.
The following table summarizes the changes in the carrying amounts of the Company’s Solaris warrant liability during the year ended December 31, 2022:

2022
Balance – beginning of year	$27,697
Change in fair value	(11,384)
Exercised	(16,313)
Balance – end of year	$—

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

17.    OTHER NON-CURRENT LIABILITIES

	Note	December 31, 2023	December 31, 2022
Equipment financing arrangement	17(a)	$27,158	$8,518
Lease liabilities	18(b)	20,385	14,079
Provision for legal matters	33(a)	7,790	9,197
Cash-settled share-based payments	19(c)(i),(ii)	3,046	1,479
Other liabilities		13,156	5,254
		$71,535	$38,527
(a)Equipment financing arrangement
On December 7, 2022, Greenstone entered into a financing arrangement with a lender whereby the lender agrees to finance 90% of the cost of new mobile equipment purchased by Greenstone from certain dealers approved by the lender (the “Equipment Facility”). The Equipment Facility provides Greenstone with financing for up to $100.0 million of total qualifying equipment purchases for use in the construction and development of the Greenstone project and expires on December 31, 2024. Amounts drawn are subject to fixed interest rates determined at the time of draw based on the current U.S. treasury rate, the applicable spread based on the Bloomberg U.S. Index and a margin of 3.75%. Amounts owing under the Equipment Facility are repayable quarterly over a period of six years from the date funds are received by Greenstone for each equipment purchase. Upon receipt of funds, Greenstone is required to pay the lender a refundable security deposit, equal to 10% of the cost of the applicable equipment purchase, which will be refunded by the lender 12 months after Greenstone is operating at levels as intended by management.
At December 31, 2023, the carrying amount of the Company’s share of amounts outstanding under the Equipment Facility, measured at amortized cost, was $31.1 million (2022 – $9.6 million), of which $3.9 million (2022 – $1.1 million) is included in other current liabilities and $27.2 million (2022 – $8.5 million) is included in other non-current liabilities. The carrying amount at December 31, 2023 is net of $0.5 million (2022 – $1.0 million) of deferred financing costs.
At December 31, 2023, there was $34.7 million (2022 – $72.5 million) available to Greenstone under the Equipment Facility on a 100% basis.
18.    LEASES
(a)Right-of-use assets
The Company’s right-of-use assets mainly relate to leased mobile mining equipment and are included in plant and equipment within mineral properties, plant and equipment (note 9). The following table presents the changes in the carrying amount of the Company’s right-of-use assets during the years ended December 31, 2023 and 2022:

	2023	2022
Balance – beginning of year	$49,600	$52,707
Additions	44,529	12,599
Depreciation	(25,091)	(15,706)
Balance – end of year	$69,038	$49,600

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

18.    LEASES (CONTINUED)
(b)Lease liabilities
The following is a reconciliation of the changes in the Company’s lease liabilities balance during the years ended December 31, 2023 and 2022 to cash flows arising from financing activities:

	2023	2022
Balance – beginning of year	$35,500	$45,097
Financing cash flows:
Lease payments	(34,720)	(23,849)
Other changes:
Additions	40,292	12,599
Interest expense	3,825	1,907
Foreign exchange loss (gain)	1,345	(40)
Foreign currency translation	486	(214)
Balance – end of year	$46,728	$35,500

Classified and presented as:
Current(1)	$26,343	$21,421
Non-current(2)	20,385	14,079
	$46,728	$35,500
(1)    Included in other current liabilities.
(2)    Included in other non-current liabilities.
(c)Additional amounts recognized in the Company’s consolidated statements of income (loss) and cash flows
In addition to the amounts disclosed in notes 18(a) and 18(b), the Company recognized the following amounts in the consolidated statements of income (loss) and cash flows relating to leases during the years ended December 31, 2023 and 2022:

	2023	2022
Expense and cash flow relating to variable lease payments not included in the measurement of lease liabilities	$56,149	$48,122
Expense and cash flow relating to short-term and low-value leases	8,190	7,973
19.    SHARE CAPITAL AND SHARE-BASED PAYMENTS
(a)Authorized capital
The Company is authorized to issue an unlimited number of common shares with no par value.
(b)Share issuances
On November 21, 2022, the Company filed a short form base shelf prospectus that qualifies the distribution of up to $500.0 million of the Company’s securities comprising any combination of common shares, debt securities, subscription receipts, share purchase contracts, units or warrants in one or more issuances over a period of 25 months in Canada and the United States, at prices and on terms to be determined based on market conditions at the time of sale.
On November 21, 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100.0 million (the “Offered Shares”). Concurrently, the Company entered into an equity distribution agreement providing for an at-the-market equity offering program (the “ATM Program”) with BMO Nesbitt Burns Inc. and National Bank Financial Inc. and their respective affiliates (collectively, the “Agents”) (the “Equity Distribution Agreement”), pursuant to which the Company may sell the Offered Shares through or to the Agents. The ATM Program is effective until December 21, 2024 unless terminated earlier by the Company in accordance with the Equity Distribution Agreement.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(b)Share issuances (continued)
In January 2023, the Company issued 4.3 million common shares under the ATM Program at a weighted average share price of $3.88 per common share for total gross proceeds of $16.9 million. In December 2023, the Company issued an additional 5.0 million common shares under the ATM Program at a weighted average share price of $5.01 per common share for total gross proceeds of $24.9 million.
For the period from November 21, 2022 to December 31, 2022, the Company issued 2.3 million common shares under the ATM Program at a weighted average share price of $3.50 per common share for total gross proceeds of $8.0 million.
Transaction costs incurred in connection with the ATM Program during the year ended December 31, 2023 of $1.1 million (2022 – $0.8 million) are presented as a reduction to share capital.
The Company also issued 1.3 million common shares on exercise of warrants and stock options and settlement of RSUs and pRSUs during the year ended December 31, 2023 (2022 – 3.8 million) (notes 16(b)(iv) and 19(c)).
In January 2024, the Company issued 5.0 million common shares under the ATM Program at a weighted average share price of $4.56 per common share for total gross proceeds of $22.9 million.
(c)Share-based compensation plans
(i)Restricted share units
Under the terms of the Equinox Gold Restricted Share Unit Plan (the “RSU Plan”), the Board of Directors may, from time to time, grant to directors, officers, employees, and consultants, RSUs and pRSUs in such numbers and for such terms as may be determined by the Board of Directors. The RSUs granted generally vest over two or three years. The pRSUs granted are subject to a multiplier of 0% to 300% of the number of pRSUs granted based on the achievement of specified non-market conditions, including gold production and completion of construction targets, or market conditions, including the Company’s total shareholder return as compared to the S&P Global Gold Index over a three-year comparison period.
Equity-settled RSUs and pRSUs
The following table summarizes the changes in the Company’s equity-settled RSUs and pRSUs outstanding during the years ended December 31, 2023 and 2022:

	Number of RSUs	Number of pRSUs
Outstanding – December 31, 2021	843,312	1,270,155
Granted	708,446	464,100
Settled	(381,950)	(568,653)
Forfeited	(188,550)	(225,800)
Outstanding – December 31, 2022	981,258	939,802
Granted	1,613,051	2,302,300
Settled	(331,775)	(15,656)
Forfeited	(58,036)	(175,800)
Outstanding – December 31, 2023	2,204,498	3,050,646
The equity-settled RSUs granted during the year ended December 31, 2023 vest over a period of three years. Of the total number of equity-settled pRSUs granted during the year ended December 31, 2023, 0.5 million are subject to a multiplier of 0% to 200% of the number of units granted based on the Company’s total shareholder return as compared to the S&P Global Gold Index over a three-year vesting period. The remaining 1.8 million pRSUs are subject to a multiplier of 0% to 125% of the number of units granted based on the achievement of certain non-market conditions, including the completion of construction of Greenstone, and have a vesting date of December 31, 2025.
The weighted average grant date fair value of the equity-settled RSUs and pRSUs granted during the year ended December 31, 2023 was $4.47 (2022 – $6.23).

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(c)Share-based compensation plans (continued)
(i)Restricted share units (continued)
Equity-settled RSUs and pRSUs (continued)
The equity-settled pRSUs settled during the year ended December 31, 2023 were subject to a weighted average multiplier of 100% (2022 – 259%).
Cash-settled RSUs and pRSUs
Under the terms of the RSU Plan, certain RSUs and pRSUs granted to employees entitle the holder to a cash payment equal to the number of RSUs and pRSUs vested, multiplied by the quoted market price of the Company’s common shares on completion of the vesting period.
The following table summarizes the changes in the Company’s cash-settled RSUs and pRSUs outstanding during the years ended December 31, 2023 and 2022:

	Number of RSUs	Number of pRSUs
Outstanding – December 31, 2021	107,250	7,700
Granted	428,632	35,600
Settled	(69,850)	—
Forfeited	(102,350)	(20,100)
Outstanding – December 31, 2022	363,682	23,200
Granted	888,100	741,800
Settled	(126,883)	—
Forfeited	(225,232)	(27,800)
Outstanding – December 31, 2023	899,667	737,200
The cash-settled RSUs granted during the year ended December 31, 2023 vest over a period of three years. Of the total number of cash-settled pRSUs granted during the year ended December 31, 2023, 0.7 million pRSUs are subject to a multiplier of 0% to 125% of the number of units granted based on the achievement of certain non-market conditions, including the completion of construction of Greenstone, and have a vesting date of December 31, 2025. The remaining pRSUs granted are subject to a multiplier of 0% to 200% of the number of units granted based on the Company’s total shareholder return as compared to the S&P Global Gold Index over the three-year vesting period.
The weighted average grant date fair value of the cash-settled RSUs and pRSUs granted during the year ended December 31, 2023 was $4.45 (2022 – $7.24).
The total fair value of cash-settled RSUs and pRSUs outstanding at December 31, 2023 was $3.0 million (2022 – $0.8 million), of which $1.5 million and $1.4 million (2022 – $0.2 million and $0.6 million) are included in other current liabilities and other non-current liabilities, respectively.
(ii)Deferred share units
Under the terms of the Equinox Gold Deferred Share Unit Plan (the “DSU Plan”), non-executive directors may elect to receive all or a portion of their annual compensation in the form of DSUs. The DSUs are issued on a quarterly basis with the number of DSUs issued based on the five-day volume weighted average trading price of the Company’s common shares at the date of grant. DSUs vest immediately. The DSUs are redeemable in cash for 90 days from the date a director ceases to be a member of the Board of Directors.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(c)Share-based compensation plans (continued)
(ii)Deferred share units (continued)
The following table summarizes the changes in the Company’s DSUs outstanding during the years ended December 31, 2023 and 2022:

Number of DSUs
Outstanding – December 31, 2021	176,483
Granted	112,086
Redeemed	(7,831)
Outstanding – December 31, 2022	280,738
Granted	138,284
Redeemed	(86,780)
Outstanding – December 31, 2023	332,242
The weighted average grant date fair value of DSUs granted during the year ended December 31, 2023 was $4.22 (2022 – $5.02).
The total fair value of DSUs outstanding as at December 31, 2023 was $1.6 million (2022 – $0.9 million) and is included in other non-current liabilities.
(iii)Stock options
The following table summarizes the changes in the Company’s stock options outstanding during the years ended December 31, 2023 and 2022:

	Number of options	Weighted average exercise price (C$)
Outstanding – December 31, 2021	3,583,443	$7.14
Exercised	(1,502,063)	7.82
Expired/forfeited	(225,737)	8.83
Outstanding – December 31, 2022	1,855,643	6.42
Exercised	(360,331)	5.12
Expired/forfeited	(398,162)	9.78
Outstanding – December 31, 2023	1,097,150	$5.64
The weighted average share price at the date of exercise of stock options during the year ended December 31, 2023 was $6.06 (2022 – $9.92).
The following table summarizes information about the Company’s outstanding and exercisable stock options at December 31, 2023:

	Options Outstanding			Options Exercisable
Range of exercise price (C$)	Number of options	Weighted average exercise price (C$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (C$)
$1.89 - $6.00	980,184	$4.91	0.68	980,184	$4.91
$6.01 - $12.00	116,966	11.72	1.36	116,966	11.72
	1,097,150	$5.64	0.75	1,097,150	$5.64

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(d)Share-based compensation
The following table summarizes the Company’s share-based compensation recognized during the years ended December 31, 2023 and 2022:

	2023	2022
RSUs and pRSUs	$11,815	$4,954
DSUs	951	(713)
Stock options	—	66
Total share-based compensation	$12,766	$4,307

Recognized in the consolidated financial statements as follows:
Equity-settled
General and administration expense	$8,095	$3,674
Operating expense	396	54
Capitalized within construction-in-progress	1,174	741
Cash-settled
General and administration expense	1,025	(379)
Operating expense	2,074	217
Exploration expense	2	—
Total share-based compensation	$12,766	$4,307
20.    RESERVES
The following table summarizes the changes in the Company’s reserves during the years ended December 31, 2023 and 2022:

	Note	Share-based compensation	Equity component of convertible notes	Other	Total
Balance – December 31, 2021		$25,113	$18,539	$3,386	$47,038
Exercise of stock options and settlement of RSUs and pRSUs	19(b)	(9,887)	—	—	(9,887)
Share-based compensation	19(d)	4,469	—	—	4,469
Balance – December 31, 2022		19,695	18,539	3,386	41,620
Equity component of convertible notes issued	13(b)	—	31,688	—	31,688
Exercise of stock options and settlement of RSUs and pRSUs	19(b)	(3,896)	—	—	(3,896)
Share-based compensation	19(d)	9,665	—	—	9,665
Balance – December 31, 2023		$25,464	$50,227	$3,386	$79,077
21.    REVENUE
Revenue from contracts with customers during the years ended December 31, 2023 and 2022 disaggregated by metal were as follows:

	2023	2022
Gold	$1,086,139	$949,151
Silver	2,052	3,045
Total revenue	$1,088,191	$952,196

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

21.    REVENUE (CONTINUED)
In addition to the Sandbox Arrangement and Gold Prepay Transactions (notes 14(a) and 14(b)), the Company is party to the following gold and silver sale arrangements:
(a)Gold offtake arrangement
The Company assumed offtake arrangements as part of a prior period acquisition that provide for gold offtake of 50% of the gold production from Los Filos and 35% of the gold production from the Fazenda, RDM, and Santa Luz mines, at market prices, until a cumulative delivery of 1.1 million ounces and 0.7 million ounces, respectively, has been achieved. At December 31, 2023, the Company had delivered a total of 0.4 million ounces and 0.3 million ounces, respectively, under the terms of the offtake arrangements.
(b)Silver streaming arrangement
The Company assumed a silver streaming arrangement as part of a prior period acquisition under which the Company must sell a minimum of 5.0 million payable silver ounces produced from Los Filos from August 5, 2010 to the earlier of the termination of the arrangement and October 15, 2029 at the lesser of $3.90 per ounce and the prevailing market price, subject to an inflationary adjustment. The contract price is revised each year on the anniversary date of the contract and was $4.68 per ounce at December 31, 2023. At December 31, 2023, a total of 2.3 million ounces had been delivered under the terms of the silver streaming arrangement.
22.    OPERATING EXPENSE
Operating expense during the years ended December 31, 2023 and 2022 consists of the following expenses by nature:

	2023	2022
Raw materials and consumables	$341,411	$293,485
Salaries and employee benefits(1)	161,939	119,219
Contractors	208,726	164,413
Repairs and maintenance	70,237	52,614
Site administration	106,803	83,440
Royalties	29,681	21,428
	918,797	734,599
Change in inventories	(154,565)	(54,545)
Total operating expense	$764,232	$680,054
(1)    Total salaries and employee benefits, excluding share-based compensation, for the year ended December 31, 2023, including amounts recognized within care and maintenance expense, exploration and evaluation expense and general and administration expense, was $183.5 million (2022 – $141.1 million).
23.    GENERAL AND ADMINISTRATION EXPENSE
General and administration expense during the years ended December 31, 2023 and 2022 consists of the following expenses by nature:

	2023	2022
Salaries and benefits	$18,380	$18,371
Professional fees	10,846	13,974
Share-based compensation	9,120	3,295
Office and other expenses	6,825	10,010
Depreciation	1,072	1,032
Total general and administration expense	$46,243	$46,682

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

24.    OTHER INCOME (EXPENSE)
Other income (expense) during the years ended December 31, 2023 and 2022 consists of the following:

	Note	2023	2022
Change in fair value of foreign exchange contracts	16(a)(i)	$46,213	$17,921
Change in fair value of gold contracts	16(b)(i)	(3,201)	341
Change in fair value of warrants	16(a)(ii),(b)	(1,841)	(69,922)
Change in fair value of power purchase agreement	16(b)(ii)	(4,420)	—
Gain on sale of partial interest and reclassification of investment in i-80 Gold	10(b)	34,467	—
Expected credit losses and write-offs	7(a), 11(a)	(13,802)	(446)
(Loss) gain on modification of Revolving Facility	13(a)	(4,349)	4,958
Foreign exchange loss		(9,059)	(7,809)
Loss on sale of Mercedes	5(a)	—	(7,006)
Gain on sale of assets to Sandbox	5(b)	—	8,507
Loss on disposals and write-downs of plant and equipment		(328)	(13,733)
Other expense		(12,555)	(691)
Total other income (expense)		$31,125	$(67,880)
25.    INCOME TAXES
Income tax (recovery) expense during the years ended December 31, 2023 and 2022 differs from the amounts that would result from applying the combined Canadian federal and provincial income tax rate of 27% (2022 – 27%) to income (loss) before income taxes. These differences result from the following items:

	2023	2022
Income (loss) before income taxes	$14,768	$(98,407)
Combined Canadian federal and provincial income tax rate	27%	27%
Expected income tax expense (recovery)	3,987	(26,570)
Foreign exchange impact	(36,551)	(16,050)
Non-taxable income and non-deductible expenses	22,556	5,640
Impact of tax rate differences between jurisdictions	(20,276)	5,213
Change in estimates of prior year	4,493	2,750
Impact of Mexican inflation	(4,498)	(7,772)
Tax effect of changes in temporary differences for which no tax benefit has been recognized	16,708	33,505
Other	(535)	10,904
Total income tax (recovery) expense	$(14,116)	$7,620

Comprising:
Current tax expense	$19,235	$23,515
Deferred tax recovery	(33,351)	(15,895)
	$(14,116)	$7,620

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

25.    INCOME TAXES (CONTINUED)
The significant components of the Company’s recognized deferred income tax assets and deferred income tax liabilities at December 31, 2023 and 2022 were as follows:

	2023	2022
Non-capital losses	$66,912	$49,821
Deductible temporary differences relating to:
Mineral properties, plant and equipment	36,591	19,085
Inventories	28,076	33,044
Reclamation and closure cost provisions	16,753	9,057
Accrued liabilities	16,211	12,399
Investments and loans and borrowings	11,440	6,366
Mining tax	10,071	9,992
Other	3,030	6,486
Total deferred income tax assets	$189,084	$146,250
Taxable temporary differences relating to:
Mineral properties, plant and equipment	$(393,309)	$(381,385)
Intercompany loan	(26,814)	(13,157)
Inventories	(10,799)	—
Derivatives	(1,855)	(6,590)
Other	(1,011)	(7,140)
Total deferred income tax liabilities	(433,788)	(408,272)
Net deferred income tax liability	$(244,704)	$(262,022)
The movements in the Company’s net deferred income tax liability during the years ended December 31, 2023 and 2022 were as follows:

	Note	2023	2022
Balance – beginning of year		$(262,022)	$(319,706)
Recognized in net income (loss)		33,351	15,895
Recognized in OCI		(4,313)	25,009
Recognized directly in equity	13(b)	(11,720)	—
Disposition of subsidiaries	5(a)	—	18,084
Adjustment to opening retained earnings	3(n)(i)	—	(1,304)
Balance – end of year		$(244,704)	$(262,022)

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

25.    INCOME TAXES (CONTINUED)
The Company’s deductible temporary differences, unused tax losses and unused tax credits at December 31, 2023 and 2022 for which deferred income tax assets have not been recognized were as follows:

	2023	2022
Deductible temporary differences relating to:
Investments and loans and borrowings	$110,279	$66,450
Mineral properties, plant and equipment	79,102	43,215
Reclamation and closure cost provisions	70,277	77,160
Accrued receivables and liabilities	58,640	15,244
Suspended interest deduction	22,048	—
Derivatives	8,632	10,010
Other	11,032	22,259
Non-capital losses	334,623	325,065
Capital losses	39,493	34,381
	$734,126	$593,784
At December 31, 2023, the Company had the following estimated tax operating losses available to reduce future taxable income, including both losses for which deferred income tax assets are recognized and losses for which deferred income tax assets are not recognized as listed in the table above. The loss carryforwards expire as follows:

2023
Canada (expire between 2035–2043)	$290,731
Brazil (no expiry)	162,864
United States - California (expire between 2030–2040 or after)	82,957
Mexico (expire between 2025–2033)	77,167
$613,719
26.    NET INCOME (LOSS) PER SHARE
The calculations of basic and diluted EPS for the years ended December 31, 2023 and 2022 were as follows:

	2023			2022
	Weighted average shares outstanding	Net income	Net income per share	Weighted average shares outstanding	Net loss	Net loss per share
Basic EPS	312,765,516	$28,884	$0.09	304,001,631	$(106,027)	$(0.35)
Dilutive RSUs and pRSUs	3,295,575	—		—	—
Dilutive stock options	241,773	—		—	—
Diluted EPS	316,302,864	$28,884	$0.09	304,001,631	$(106,027)	$(0.35)
The outstanding instruments at December 31, 2023 that could potentially dilute basic EPS in the future but were not included in the calculation of diluted EPS as they were anti-dilutive for the year ended December 31, 2023 were 71.8 million shares issuable for convertible notes, 2.0 million equity-settled pRSUs and 0.1 million stock options (2022 – 44.5 million shares issuable for convertible notes, 1.9 million equity-settled RSUs and pRSUs, 1.9 million stock options and 0.6 million warrants.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

27.    SEGMENT INFORMATION
Operating results of operating segments are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess performance. The Company considers each of its mine sites as a reportable operating segment. The following table presents significant information about the Company’s reportable operating segments as reported to the Company’s chief operating decision maker:

Year ended December 31, 2023
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Mesquite	$168,001	$(102,030)	$(36,732)	$—	$—	$29,239
Castle Mountain	40,806	(31,947)	(4,589)	(905)	—	3,365
Los Filos(1)	305,950	(261,822)	(53,588)	(673)	(255)	(10,388)
Aurizona	233,423	(128,457)	(47,083)	(4,724)	—	53,159
Fazenda	127,962	(81,547)	(34,008)	(2,544)	—	9,863
RDM(1)	101,931	(62,992)	(16,944)	—	(1,108)	20,887
Santa Luz	110,118	(95,437)	(22,031)	(2,669)	—	(10,019)
Greenstone	—	—	—	—	—	—
Corporate	—	—	—	(175)	(46,311)	(46,486)
	$1,088,191	$(764,232)	$(214,975)	$(11,690)	$(47,674)	$49,620

Year ended December 31, 2022
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Mesquite	$220,465	$(119,923)	$(41,952)	$—	$—	$58,590
Castle Mountain	41,891	(24,131)	(3,724)	(4)	—	14,032
Los Filos	237,979	(253,680)	(49,527)	(537)	—	(65,765)
Mercedes(2)	28,806	(15,435)	(753)	(651)	—	11,967
Aurizona	183,265	(107,150)	(35,867)	(5,118)	—	35,130
Fazenda	116,401	(67,632)	(43,276)	(3,245)	—	2,248
RDM(1)	58,114	(46,101)	(6,760)	(2,104)	(8,724)	(5,575)
Santa Luz(1)(3)	65,275	(46,002)	(5,313)	(6,060)	(579)	7,321
Greenstone	—	—	—	(760)	—	(760)
Corporate	—	—	—	56	(46,852)	(46,796)
	$952,196	$(680,054)	$(187,172)	$(18,423)	$(56,155)	$10,392
(1)Other operating expenses at Los Filos and RDM for the year ended December 31, 2023 (2022 – RDM and Santa Luz) relate to care and maintenance costs incurred.
(2)Segment information for the year ended December 31, 2022 includes the results of Mercedes until April 21, 2022, the date of disposition (note 5(a)).
(3)The first gold pour occurred at Santa Luz during the three months ended March 31, 2022. Based on the level of production achieved, the Company assessed and determined that Santa Luz was operating as intended by management on September 30, 2022. Depreciation and depletion of capitalized costs at Santa Luz commenced on October 1, 2022 (note 9(b)).

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

27.    SEGMENT INFORMATION (CONTINUED)

	Total assets		Total liabilities
At December 31	2023	2022	2023	2022
Mesquite	$297,252	$280,420	$(65,312)	$(67,330)
Castle Mountain	329,236	290,604	(24,014)	(21,886)
Los Filos	1,171,265	1,119,403	(227,567)	(237,617)
Aurizona	365,952	335,839	(55,914)	(54,371)
Fazenda	94,065	106,945	(30,746)	(38,949)
RDM	165,021	146,043	(39,124)	(15,558)
Santa Luz	306,076	300,953	(30,693)	(22,971)
Greenstone	1,300,441	815,049	(227,533)	(173,665)
Corporate(1)	321,069	461,141	(1,207,013)	(872,270)
	$4,350,377	$3,856,397	$(1,907,916)	$(1,504,617)
(1)Corporate assets at December 31, 2023 include the Company’s investment in Sandbox (2022 – investments in i-80 Gold and Sandbox) (note 10).

	Capital expenditures(1)
Years ended December 31	2023	2022
Mesquite	$16,194	$42,449
Castle Mountain	11,337	16,709
Los Filos	37,483	66,341
Mercedes(2)	—	7,232
Aurizona	46,353	48,275
Fazenda	21,653	16,952
RDM	29,107	28,938
Santa Luz	7,596	53,198
Greenstone	425,656	350,844
Corporate	999	11,239
	$596,378	$642,177
(1)Capital expenditures in the above table represents capital expenditures on an accrual basis. Expenditures on mineral properties, plant and equipment in the consolidated statements of cash flows represent capital expenditures on a cash basis which excludes non-cash additions and capitalized borrowing costs (note 9) and includes a decrease in accrued expenditures of $26.8 million (2022 – excludes an increase in accrued expenditures of $39.9 million).
(2)Capital expenditures for the year ended December 31, 2022 include capital expenditures at Mercedes until April 21, 2022, the date of disposition (note 5(a)).
The following table presents the Company’s non-current assets other than financial instruments, investments in associates, and deferred income tax assets by region:

At December 31	2023	2022
United States	$488,701	$473,299
Mexico	915,625	947,407
Brazil	750,962	774,368
Canada	1,284,252	816,763
Total non-current assets, excluding financial instruments, investments in associates and deferred income tax assets	$3,439,540	$3,011,837

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

27.    SEGMENT INFORMATION (CONTINUED)
The following table presents revenue from sales to major customers that exceeded 10% of the Company’s revenue for the years ended December 31, 2023 and 2022:

	2023	2022
Customer 1(1)	$653,395	$582,584
Customer 2(2)	268,688	206,706
Customer 3(3)	145,805	110,785
Total revenue from major customers	$1,067,888	$900,075
Total revenue from major customers as percentage of total revenue	98.1%	94.5%
(1)Revenues from Customer 1 for the year ended December 31, 2023 relate to all segments except Los Filos (2022 – all segments except Los Filos and Mercedes).
(2)Revenues from Customer 2 for the years ended December 31, 2023 and 2022 relate to all segments except Mesquite, Castle Mountain and Aurizona.
(3)Revenues from Customer 3 for the years ended December 31, 2023 and 2022 relate to Los Filos.
28.    RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates, joint operation and key management personnel. The Company’s key management personnel consists of executive and non-executive directors and members of executive management.
The remuneration of the Company’s directors and other key management personnel during the years ended December 31, 2023 and 2022 were as follows:

	2023	2022
Salaries, directors’ fees and other short-term benefits	$4,520	$3,555
Share-based payments	3,285	1,268
Total key management personnel compensation	$7,805	$4,823
At December 31, 2023, $1.6 million (2022 – $1.1 million) was owed by the Company to management for accrued salaries and bonuses and reimbursement of expenses.
29.    SUPPLEMENTAL CASH FLOW INFORMATION
The changes in non-cash working capital during the years ended December 31, 2023 and 2022 were as follows:

	2023	2022
Increase in trade and other receivables	$(27,094)	$(14,416)
Increase in inventories	(165,697)	(69,607)
Decrease (increase) in prepaid expenses and other current assets	3,721	(4,928)
Increase in accounts payable, accrued liabilities and other current liabilities	20,083	1,131
Changes in non-cash working capital	$(168,987)	$(87,820)

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

30.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
(a)Financial assets and financial liabilities by category
The carrying amounts of the Company’s financial assets and financial liabilities by category are as follows:

At December 31, 2023	Amortized cost	FVTPL	FVOCI	Total
Financial assets
Cash and cash equivalents	$191,995	$—	$—	$191,995
Marketable securities	—	683	91,983	92,666
Trade receivables	9,916	—	—	9,916
Derivative assets(1)	—	18,196	—	18,196
Restricted cash(2)	17,463	—	—	17,463
Other financial assets(3)	16,164	25,200	—	41,364
Total financial assets	$235,538	$44,079	$91,983	$371,600

Financial liabilities
Trade payables and accrued liabilities	$230,689	$—	$—	$230,689
Loans and borrowings	924,980	—	—	924,980
Derivative liabilities(1)	—	19,911	—	19,911
Lease liabilities(4)	46,728	—	—	46,728
Other financial liabilities(5)	36,716	—	—	36,716
Total financial liabilities	$1,239,113	$19,911	$—	$1,259,024

At December 31, 2022
Financial assets
Cash and cash equivalents	$200,769	$—	$—	$200,769
Marketable securities	—	984	35,883	36,867
Trade receivables	8,180	—	—	8,180
Derivative assets(1)	—	36,743	—	36,743
Restricted cash(2)	16,452	—	—	16,452
Other financial assets(3)	39,051	—	2,294	41,345
Total financial assets	$264,452	$37,727	$38,177	$340,356

Financial liabilities
Trade payables and accrued liabilities	$226,028	$—	$—	$226,028
Loans and borrowings	828,024	—	—	828,024
Derivative liabilities(1)	—	10,705	—	10,705
Lease liabilities(4)	35,500	—	—	35,500
Other financial liabilities(5)	13,853	—	—	13,853
Total financial liabilities	$1,103,405	$10,705	$—	$1,114,110
(1)     Includes current and non-current derivatives (note 16).
(2)    Includes current and non-current restricted cash. At December 31, 2023, the Company had $2.1 million (2022 – $1.9 million) of current restricted cash included in prepaid expenses and other current assets.
(3)    Other financial assets at December 31, 2023 include other current and non-current receivables (2022 – current and non-current receivables from asset sales and other receivables (notes 7 and 11). Other financial assets measured at FVTPL at December 31, 2023 relate to the Bear Creek Convertible Note (note 11(a)). Other financial assets measured at FVOCI at December 31, 2022 relate to the investment in PGI (note 11(b)).
(4)    Includes current and non-current lease liabilities (note 18(b)).
(5)    Other financial liabilities include the Equipment Facility (note 17(a)).

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

30.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Fair values of financial assets and financial liabilities
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).
Level 3 – unobservable inputs for which market data are not available.
(i)Financial assets and financial liabilities measured at fair value
The fair values of the Company’s financial assets and financial liabilities that are measured at fair value in the statement of financial position and the levels in the fair value hierarchy into which the inputs to the valuation techniques used to measure the fair values are categorized are as follows:

At December 31, 2023	Level 1(3)	Level 2(4)	Level 3(5)	Total
Marketable securities	$92,666	$—	$—	$92,666
Derivative assets(1)	—	18,196	—	18,196
Other financial assets(2)	—	25,200	—	25,200
Derivative liabilities(1)	—	(4,212)	(15,699)	(19,911)
Net financial assets (liabilities)	$92,666	$39,184	$(15,699)	$116,151

At December 31, 2022
Marketable securities	$36,867	$—	$—	$36,867
Derivative assets(1)	—	36,743	—	36,743
Other financial assets(2)	—	—	2,294	2,294
Derivative liabilities(1)	—	(2,425)	(8,280)	(10,705)
Net financial assets (liabilities)	$36,867	$34,318	$(5,986)	$65,199
(1)Includes current and non-current derivatives (note 16).
(2)Other financial assets measured at fair value at December 31, 2023 relate to the Bear Creek Convertible Note (note 11(a)). Other financial assets measured at fair value at December 31, 2022 relate to the investment in PGI (note 11(b)).
(3)The fair values of marketable securities are based on the quoted market price of the underlying securities.
(4)The fair values of derivative assets and certain derivative liabilities are measured using Level 2 inputs. The fair values of the Company’s foreign currency contracts are based on forward foreign exchange rates and the fair values of the Company’s gold contracts are based on forward metal prices. The fair values of the Company’s investments in warrants and share purchase warrant liability at December 31, 2022 were determined using the Black-Scholes option pricing model that uses a combination of quoted market prices and market-derived inputs such as expected volatility.
The fair value of the Bear Creek Convertible Note is determined using FINCAD’s convertible debt valuation model based on the contractual terms of the Bear Creek Convertible Note and market-derived inputs including Bear Creek’s share price and share price volatility, and a market interest rate that reflects the risks associated with the financial instrument.
(5)The fair value of the Company’s power purchase agreement derivative liability at Santa Luz is calculated as the net present value of the expected future cash flows based on contractual and projected future energy prices discounted using a market interest rate that reflects the risks associated with the liability.
The fair value of the contingent consideration derivative liability relating to Greenstone is calculated as the present value of projected future cash flows using a market-interest rate that reflects the risk associated with the delivery of the contingent consideration. The projected cash flows are affected by assumptions related to the achievement of production milestones.
There were no amounts transferred between levels of the fair value hierarchy during the years ended December 31, 2023 and 2022.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

30.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Fair values of financial assets and financial liabilities (continued)
(ii)Financial assets and financial liabilities not already measured at fair value
At December 31, 2023 and 2022, the carrying amounts of the Company’s cash and cash equivalents, trade and other current receivables, restricted cash, and trade payables and accrued liabilities approximate their fair values due to the short-term nature of the instruments.
The fair values of the Company’s other financial assets and financial liabilities, excluding lease liabilities, that are not measured at fair value in the statement of financial position as compared to the carrying amounts were as follows:

		December 31, 2023		December 31, 2022
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Non-current receivables from asset sales(1)	3	$—	$—	$20,965	$20,965
Revolving Facility(2)	2	527,368	539,454	560,788	582,118
2023 Convertible Notes(3)	1	123,720	181,453	—	—
2020 Convertible Notes(3)	2	135,288	142,203	132,196	135,014
2019 Convertible Notes(3)	2	138,604	147,033	135,040	146,367
Equipment Facility(4)	2	31,070	31,710	9,601	10,965
(1)The fair values of non-current receivables from sales of the Company’s non-core assets (note 11) are calculated as the present value of expected future cash flows based on expected amounts and timing of the future cash flows discounted using a market rate of interest for similar instruments.
(2)The fair value of the Revolving Facility (note 13(a)) is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(3)The carrying amounts of the 2023 Convertible Notes, 2020 Convertible Notes and 2019 Convertible Notes represent the liability components of the convertible notes, while the fair values represent the liability and equity components of the convertible notes. The fair value of the 2023 Convertible Notes (13(b)) at December 31, 2023 is based on the quoted market price of the underlying securities. The fair value of the 2020 Convertible Notes (note 13(c)) at December 31, 2023 represents the fair value of the liability component of $132.8 million (2022 – $130.0 million) and the fair value of the equity component of $9.4 million (2022 – $5.0 million). The fair value of the 2019 Convertible Notes (note 13(c)) at December 31, 2023 represents the fair value of the liability component of $138.1 million (2022 – $134.9 million) and the fair value of the equity component of $8.9 million (2022 – $11.5 million). The fair values of the liability components of the 2020 Convertible Notes and 2019 Convertible Notes are calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(4)The fair value of the Equipment Facility (note 17(a)) at December 31, 2023 is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
31.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT
The Company is exposed in varying degrees to a variety of financial instrument related risks including credit risk, liquidity risk and market risk. The Company’s Board of Directors approves and oversees the Company’s risk management process, which seeks to minimize the potential adverse effects of financial risks on the Company’s financial results. At December 31, 2023, the financial risks to which the Company is exposed and the Company’s objectives, policies and processes for managing those risks are as follows:
(a)Credit risk
Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.
The Company is primarily exposed to credit risk on its cash and cash equivalents, trade receivables, restricted cash and other current and non-current receivables. The Company’s maximum exposure to credit risk on its financial assets, other than those measured at FVTPL, at December 31, 2023, represented by the carrying amounts of the financial assets, was $235.5 million (2022 – $264.5 million).
The Company limits its exposure to credit risk on its cash and cash equivalents and restricted cash by investing in high credit quality instruments and maintaining its cash balances in financial institutions with strong credit ratings.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

31.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT (CONTINUED)
(a)Credit risk (continued)
Credit risk arising from the Company’s trade receivables is low with negligible expected credit losses as the Company sells its products to large global financial institutions and other companies with high credit ratings.
(b)Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments at December 31, 2023:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Trade payables and accrued liabilities	$230,689	$—	$—	$—	$—	$—	$230,689
Loans and borrowings(1)(2)	207,072	198,622	570,300	8,308	180,830	—	1,165,132
Derivative liabilities	2,314	1,730	—	—	—	—	4,044
Lease liabilities(2)	30,109	12,180	6,390	4,944	1,455	92	55,170
Other financial liabilities(2)	6,745	13,156	7,510	7,403	7,296	3,570	45,680
Reclamation and closure costs(2)	15,660	13,689	19,337	20,220	16,374	129,580	214,860
Purchase commitments(2)	65,077	8,267	7,495	7,092	6,931	26,998	121,860
Other operating commitments(2)	37,855	20,392	21,208	22,056	22,939	10,883	135,333
Total	$595,521	$268,036	$632,240	$70,023	$235,825	$171,123	$1,972,768
(1)Amounts include principal and interest payments, except accrued interest, which is included in accounts payable and accrued liabilities.
(2)Amounts represent undiscounted future cash flows.
The Company has a $700.0 million Revolving Facility available for general corporate purposes, other than for repayment of amounts owing under the 2019 Convertible Notes, 2020 Convertible Notes and 2023 Convertible Notes, which had an undrawn amount of $165.2 million at December 31, 2023 (note 13(a)).
The Company’s objective in managing its liquidity risk is to ensure there is sufficient capital to meet its short-term business requirements after taking into account the Company’s holdings of cash and cash equivalents. The Company seeks to manage its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans. The Company also manages its liquidity risk by managing its capital structure (note 32).
(c)Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following market risks: interest rate risk, currency risk and other price risk.
(i)Interest rate risk
Interest rate risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.
The Company is exposed to interest rate cash flow risk on its Revolving Facility which is subject to variable interest rates based on SOFR (note 13(a)). A 1.0% increase or decrease in the SOFR interest rate during the year ended December 31, 2023 would have resulted in a decrease or increase of $4.5 million, respectively, in the Company’s net income during the year ended December 31, 2023.

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

31.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT (CONTINUED)
(c)Market risk (continued)
(i)Interest rate risk (continued)
The Company is also exposed to interest rate cash flow risk on its cash and cash equivalents and restricted cash that earn variable interest.
The Company is exposed to interest rate fair value risk on the 2019 Convertible Notes, 2020 Convertible Notes, and 2023 Convertible Notes which are subject to fixed interest rates (notes 13(b) and 13(c)). The Company manages its interest rate risk with a mix of fixed and variable rate debt. A change in market interest rate would impact the fair values of the 2019 Convertible Notes, 2020 Convertible Notes, and 2023 Convertible Notes. However, as the convertible notes are measured at amortized cost, changes in market interest rates would have had no impact to the Company’s net income during the year ended December 31, 2023.
(ii)Foreign currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments, in functional currency terms, will fluctuate because of changes in foreign exchange rates. Except for Greenstone, which has a Canadian dollar functional currency, the functional currency of the Company and its subsidiaries is the US dollar. The Company and its subsidiaries are exposed to currency risk on transactions, investments and balances denominated in currencies other than USD, principally on BRL, MXN, and CAD expenses and CAD investments. Greenstone is exposed to currency risk on transactions and balances denominated in USD.
The following table summarizes the Company’s exposure to currency risk arising from financial assets and financial liabilities, excluding foreign exchange contracts, denominated in foreign currencies:

At December 31, 2023	BRL	MXN	CAD	USD
Financial assets
Cash and cash equivalents	$14,903	$281	$8,434	$14,494
Marketable securities	—	—	92,666	—
Derivative assets	—	—	89	—
Restricted cash	5,212	—	—	1,745
Other financial assets	2,928	—	1,849	3,669
Financial liabilities
Accounts payable and accrued liabilities	(69,909)	(38,291)	(11,731)	(6,101)
Derivative liabilities	(4,420)	—	(168)	—
Lease liabilities	(14,713)	(57)	(783)	(11,113)
Other financial liabilities	—	—	—	(31,070)
	$(65,999)	$(38,067)	$90,356	$(28,376)
At December 31, 2022
Financial assets
Cash and cash equivalents	$9,088	$244	$48,357	$7,036
Marketable securities	—	—	36,867	—
Derivative assets	—	—	29,154	—
Restricted cash	5,550	—	—	1,740
Other financial assets	—	—	5,028	—
Financial liabilities
Accounts payable and accrued liabilities	(61,946)	(28,234)	(9,233)	(11,677)
Derivative liabilities	—	—	(695)	—
Lease liabilities	(6,226)	(131)	(231)	(2,298)
Other financial liabilities	—	—	—	(10,597)
	$(53,534)	$(28,121)	$109,247	$(15,796)

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

31.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT (CONTINUED)
(c)Market risk (continued)
(ii)Foreign currency risk (continued)
Based on the above foreign currency denominated financial assets and financial liabilities at December 31, 2023, excluding the effect of foreign exchange contracts, the reasonably possible weakening in foreign currencies against the USD and the USD against CAD at such date, assuming all other variables remained constant, would have resulted in the following increase (decrease) in the Company’s net income during the year ended December 31, 2023:

2023
BRL – 10%	$4,818
MXN – 20%	5,558
CAD – 10%	(6,596)
USD – 10%	2,302
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk on expenditures in BRL, MXN and CAD which are accounted for as derivative financial instruments (note 16(a)(i)). At December 31, 2023, a 10%, 20% and 10% weakening in the BRL, MXN and CAD, respectively, against the USD would have resulted in a decrease of $1.7 million in the fair value of the foreign currency net derivative asset and decrease in the Company’s net income during the year ended December 31, 2023. A 10%, 20% and 10% strengthening in the BRL, MXN and CAD, respectively, against the USD would have resulted in an increase of $2.4 million in the fair value of the foreign currency net derivative asset and increase in the Company’s net income during the year ended December 31, 2023.
(iii)Other price risk
Other price risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices, other than interest rate risk or currency risk.
At December 31, 2023, the Company held investments in marketable securities which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. A 10% increase in the applicable share prices would have resulted in a decrease of $8.0 million in the Company’s other comprehensive loss for the year ended December 31, 2023. A 10% decrease in the applicable share prices would have resulted in an increase of $8.0 million in the Company’s other comprehensive loss.
At December 31, 2023, the Company is exposed to price risk on its obligation for future gold deliveries under the contingent consideration relating to Greenstone (note 16(b)(iii)). These contracts are measured at FVTPL at the end of each reporting period. A 10% increase in the price of gold at December 31, 2023 would have resulted in a decrease of $0.8 million in the Company's net income for the year ended December 31, 2023. A 10% decrease in the price of gold at December 31, 2023 would have resulted in an increase of $0.8 million in the Company’s net income for the year ended December 31, 2023.
32.    CAPITAL MANAGEMENT
The capital of the Company consists of items included in the Company’s equity and loans and borrowings, net of cash and cash equivalents. The Company’s capital at December 31, 2023 and 2022, as defined above, is summarized in the following table:

	2023	2022
Equity	$2,442,461	$2,351,780
Loans and borrowings	924,980	828,024
	3,367,441	3,179,804
Less: cash and cash equivalents	(191,995)	(200,769)
	$3,175,446	$2,979,035

Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

32.    CAPITAL MANAGEMENT (CONTINUED)
The Company’s primary objective when managing capital is to ensure it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise. The Company manages its capital structure and makes adjustments as necessary in light of economic conditions. The Company, upon approval from its Board of Directors, seeks to balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. To maintain its capital structure, the Company may, from time to time, issue or buy back equity, draw down or repay debt, or sell assets, including its marketable securities or other investments.
As described in note 19(b), the Company filed a base shelf prospectus that allows the Company to make offerings of up to $500.0 million of common shares, debt securities, subscription receipts, share purchase contracts, units or warrants in one or more issuances over a 25-month period. The Company also filed a prospectus supplement to its short form base shelf prospectus and entered into the ATM Program, pursuant to which the Company may sell common shares for aggregate proceeds of up to $100.0 million. At December 31, 2023, the Company had issued a cumulative 11.6 million common shares under the ATM Program for total gross proceeds of $49.8 million. At December 31, 2023, $50.2 million remains available for issuance under the ATM Program.
33.    CONTINGENCIES
At December 31, 2023, the Company had the following outstanding matters:
(a)Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At December 31, 2023, the Company recognized a provision of $7.8 million (2022 – $9.2 million) for legal matters which is included in other non-current liabilities.
(b)Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 and a fresh water pond on the Aurizona site overflowed during the rain event. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines at December 31, 2023 totaling $10.6 million (2022 – $9.7 million). In addition to the fines, public civil actions have been filed against the Company in the State and Federal courts claiming various damages as a result of the rain event. The Company and its advisors believe the fines and public civil actions are without merit and it is not probable that a cash outflow will occur. Accordingly, no amount has been recognized in relation to the fines and public civil actions.
The above matters could have an adverse impact on the Company’s financial performance, cash flows and results of operations if they are not resolved favorably.